SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM S-1

                      POST-EFFECTIVE AMENDMENT NUMBER 29 TO

                      REGISTRATION STATEMENT NUMBER 2-95577

                  American Express Flexible Savings Certificate

                                      UNDER

                           THE SECURITIES ACT OF 1933

                      AMERICAN EXPRESS CERTIFICATE COMPANY
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                    DELAWARE
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         (State or other jurisdiction of incorporation or organization)

                                      6725
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            (Primary Standard Industrial Classification Code Number)

                                   41-6009975
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                      (I.R.S. Employer Identification No.)

       70100 AXP Financial Center, Minneapolis, MN 55474, (612) 671-3131
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 H. Bernt von Ohlen - 50606 AXP Financial Center,
                     Minneapolis, MN 55474, (612) 671-7981
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            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

               CONTENTS OF THIS POST-EFFECTIVE AMENDMENT NO. 29 TO
                       REGISTRATION STATEMENT NO. 2-95577

Cover Page

Prospectus

Part II Information

Signatures

Exhibits

(logo)
  American
    Express
Certicates


                                                                American Express
                                                                Flexible Savings
                                                                     Certificate


PROSPECTUS APRIL 23, 2003


Earn competitive rates guaranteed by American Express Certificate Company for the term you choose.

American Express Certificate Company (AECC), formerly IDS Certificate Company, issues American Express Flexible Savings Certificates. You may:

o    Purchase this certificate in any amount from $1,000 through $1 million.

o    Select a term of six, 12, 18, 24, 30 or 36 months.

o Invest in successive terms up to a total of 20 years from the issue date of the certificate.

Purchases through some distribution channels and recipients of promotional coupons may be eligible for special rates. See "Initial Interest Rates" on page 2p and "Rates for New Purchases" under "About the Certificate."

Like all investment companies, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This certificate is backed solely by the assets of AECC. See "Risk Factors" on page 2p.

AECC is not a bank or financial institution, and the securities it offers are not deposits or obligations of, or backed or guaranteed or endorsed by, any bank or financial institution, nor are they insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency.

The distributor is not required to sell any specific amount of certificates.

Issuer:        American Express Certificate Company
               70100 AXP Financial Center
               Minneapolis, MN 55474
               (800) 862-7919 (toll free)

Distributor:   American Express Financial Advisors Inc.
               American Express companies

(logo)
AMERICAN
 EXPRESS(R)

Initial Interest Rates

AECC guarantees a fixed rate of interest for each term. For the initial term, the rate will be within a specified range of certain average certificates of deposit interest rates, as published in the most recent BANK RATE MONITOR(R)
(BRM), Top 25 Market Average(R). BANK RATE MONITOR and Top 25 Market Average are marks owned by BANKRATE.COM(SM), publication of Bankrate, Inc., N. Palm Beach, FL 33408. See "About the Certificate" for more explanation.


Here are the interest rates in effect April 23, 2003:


Term                Simple interest rate*         Effective annualized yield**

6 month                     ___%                              ___%
12 month                    ___%                              ___%
18 month                    ___%                              ___%
24 month                    ___%                              ___%
30 month                    ___%                              ___%
36 month                    ___%                              ___%

  * These are the rates for investments under $100,000. Rates may depend on the factors described in "Rates for New Purchases" and "Promotions and Pricing Flexibility" under "About the Certificate."

 ** Assuming monthly compounding.

These rates may or may not have changed when you apply to purchase your certificate. Rates for future terms are set at the discretion of AECC and may also differ from the rates shown here. Recipients of promotional coupons may be eligible for special rates. See "Rates for New Purchases" under "About the Certificate" for more explanation.

AECC may offer different rates for different distribution channels. For more information call (800) 862-7919. Certificates of deposits (CDs) with different rates may be available from American Express Centurion Bank, an affiliate of AECC, including high rate CDs through Membership B@nking(SM).

RISK FACTORS

You should consider the following when investing in this certificate:

This certificate is backed solely by the assets of AECC. Most of our assets are debt securities and are subject to the following risks:

Interest rate risk: The price of debt securities generally falls as interest rates increase, and rises as interest rates decrease. In general, the longer the maturity of a bond, the greater its loss of value as interest rates increase, and the greater its gain in value as interest rates decrease. See "How Your Money Is Used and Protected."

Credit risk: This is the risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation (such as payments due on a bond or note). Credit ratings of the issuers of securities in our portfolio vary. See "How Your Money Is Used and Protected."

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2p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Table of Contents


Initial Interest Rates                                               2p

Risk Factors                                                         2p

About the Certificate                                                4p

Read and Keep This Prospectus                                        4p

Investment Amounts and Terms                                         4p

Face Amount and Principal                                            4p

Value at Maturity                                                    5p

Receiving Cash During the Term                                       5p

Interest                                                             5p

Rates for New Purchases                                              5p

Promotions and Pricing Flexibility                                   8p

Additional Investments                                               8p

How to Invest and Withdraw Funds                                     9p

Buying Your Certificate                                              9p

Two Ways to Make Investments                                        10p

Full and Partial Withdrawals                                        11p

When Your Certificate Term Ends                                     13p

Transfers to Other Accounts                                         13p

Two Ways to Request
   a Withdrawal or Transfer                                         14p

Three Ways to Receive Payment
   When You Withdraw Funds                                          14p

Retirement Plans: Special Policies                                  15p

Withdrawal at Death                                                 16p

Transfer of Ownership                                               16p

For More Information                                                16p

Taxes on Your Earnings                                              16p

Retirement Accounts                                                 16p

Gifts to Minors                                                     17p

Your TIN and Backup Withholding                                     17p

Foreign Investors                                                   18p

How Your Money Is Used
   and Protected                                                    20p

Invested and Guaranteed by AECC                                     20p

Regulated by Government                                             20p

Backed by Our Investments                                           21p

Investment Policies                                                 21p

How Your Money Is Managed                                           23p

Relationship Between AECC and
   American Express
   Financial Corporation                                            23p

Capital Structure and
   Certificates Issued                                              24p

Investment Management and Services                                  24p

Distribution                                                        25p

Transfer Agent                                                      26p

Employment of Other
   American Express Affiliates                                      26p

Directors and Officers                                              27p

Independent Auditors                                                30p

American Express Certificates                                       30p

Appendix                                                            31p


Annual Financial Information                                          p

Summary of Selected
   Financial Information                                              p

Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations                                          p

American Express Certificate Company
   Responsibility for Preparation of
   Financial Statements                                               p

Report of Independent Auditors                                        p

Financial Statements                                                  p

Notes to Financial Statements                                         p

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3p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

About the Certificate

READ AND KEEP THIS PROSPECTUS

This prospectus describes terms and conditions of your American Express Flexible Savings Certificate. It contains facts that can help you decide if the certificate is the right investment for you. Read the prospectus before you invest and keep it for future reference. No one has the authority to change the terms and conditions of the American Express Flexible Savings Certificate as described in the prospectus, or to bind AECC by any statement not in it.

INVESTMENT AMOUNTS AND TERMS

You may purchase the American Express Flexible Savings Certificate in any amount from $1,000 payable in U.S. currency. Unless you receive prior approval from AECC, your total amount paid in over the life of the certificate, less withdrawals, cannot exceed $1 million.

After determining the amount you wish to invest, you select a term of six, 12, 18, 24, 30 or 36 months for which AECC will guarantee an interest rate. AECC guarantees your principal and interest. Generally, you will be able to select any of the terms offered. But if your certificate is nearing its 20-year maturity, you will not be allowed to select a term that would carry the certificate past its maturity date.

The certificate may be used as an investment for your Individual Retirement Account (IRA), 401(k) plan account or other qualified retirement plan account. If so used, the amount of your contribution (investment) will be subject to any limitations of the plan and applicable federal law.

FACE AMOUNT AND PRINCIPAL

The face amount of the certificate is the amount of your initial investment, and will remain the same over the life of the certificate. Any investment or withdrawal within 15 days of the end of a term will be added on or deducted to determine principal for the new term. A withdrawal at any other time is taken first from interest credited to your investment during that term. The principal is the amount that is reinvested at the beginning of each subsequent term, and is calculated as follows:

Principal equals    Face amount (initial investment)
plus                At the end of a term, interest credited to your account
                    during the term
minus               Any interest paid to you in cash
plus                Any additional investments to your certificate
minus               Any withdrawals, fees and applicable penalties
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Principal may change during a term as described in "Add-on feature" under "Additional Investments," and "Full and Partial Withdrawals."

For example: Assume your initial investment (face amount) of $5,000 has earned $75 of interest during the term. You have not taken any interest as cash, or made any withdrawals. You have invested an additional $2,500 prior to the beginning of the next term. Your principal for the next term will equal:

          $5,000    Face amount (initial investment)
plus          75    Interest credited to your account
minus         (0)   Interest paid to you in cash
plus       2,500    Additional investment to your certificate
minus         (0)   Withdrawals and applicable penalties or fees
          ------
          $7,575    Principal at the beginning of the next term
          ======

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4p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

VALUE AT MATURITY

You may continue to invest for successive terms for up to a total of 20 years. Your certificate matures at 20 years from its issue date. At maturity, you will receive a distribution for the value of your certificate. This will be the total of your purchase price, plus additional investments and any credited interest not paid to you in cash, less any withdrawals and penalties. Certain other fees may apply as described in "How to Invest and Withdraw Funds."

RECEIVING CASH DURING THE TERM

If you need your money before your certificate term ends, you may withdraw part or all of its value at any time, less any penalties that apply. Procedures for withdrawing money, as well as conditions under which penalties apply, are described in "How to Invest and Withdraw Funds."

INTEREST

Your investments earn interest from the date they are credited to your account. Interest is compounded and credited at the end of each certificate month (on the monthly anniversary of the issue date).

AECC declares and guarantees a fixed rate of interest for each term during the life of your certificate. We calculate the amount of interest you earn each certificate month by:

o   applying the interest rate then in effect to your balance each day,

o   adding these daily amounts to get a monthly total, and

o subtracting interest accrued on any amount you withdraw during the certificate month.

Interest is calculated on a 30-day month and 360-day year basis.

This certificate may be available through other distributors or selling agents with different interest rates or related features and consequently with different returns. You may obtain information about other such distributors or selling agents by calling the Client Service Organization at the telephone numbers listed on the back cover.

RATES FOR NEW PURCHASES

AECC has complete discretion to determine whether to accept an application and sell a certificate. When your application is accepted and we have received your initial investment, we will send you a confirmation of your purchase showing the rate that your investment will earn. AECC guarantees that when rates for new purchases take effect, the rates will be within a range based on the average interest rates then published in the BRM Top 25 Market Average(R).

In the case of the six, 12, 24, 30, and 36-month terms AECC guarantees that, for purchases of certificates for less than $100,000, your rate for your initial term will be 50 basis points (.50%) above to 150 basis points (1.50%) above such rates for comparable length CDs. In the case of these terms, for purchases of certificates for $100,000 or more, AECC guarantees that your rate for your initial term will be within a range of 65-165 basis points above such rates for comparable length CDs.

In the case of the 18-month term, because the BRM Top 25 Market Average(R) doesn't typically publish rates for comparable length CDs, AECC guarantees that, for purchases of certificates for less than $100,000, the rate for your initial term will be within a range of 60-160 basis points above the rates for the 12-month CDs. In the case of the 18-month term, for purchases of certificates of $100,000 or more, AECC guarantees that your rate for your initial term will be within a range of 75-175 basis points above the rates for 12-month CDs.

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5p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

However, AECC guarantees that, for persons who have received a special promotional coupon from AECC for purchase of a Flexible Savings Certificate with an initial term of six, 12, 24, 30 or 36 months and have satisfied any requirement stated in the coupon, when rates for new purchases take effect, the rate for the initial term will be within a range from 100 basis points (1%) to 200 basis points (2%) above the average interest rate published for comparable length CDs in the BRM Top 25 Market Average(R). Similarly, AECC guarantees that, for persons who have received a special promotional coupon from AECC for purchase of a Flexible Savings Certificate with an initial term of 18 months and have satisfied the conditions in the coupon, when rates for new purchases take effect, the rate for an initial term of 18 months will be within a range from 100 basis points (1%) to 200 basis points (2%) above the average interest rate published for 12-month CDs in the BRM Top 25 Market Average(R). For example, the coupon may require that you make a minimum investment and that you are not an existing client of AEFC, American Express Financial Advisors Inc., or another subsidiary of AEFC. AECC or AEFC will select persons to receive the coupon based on a business strategy to build relationships with persons who work for particular employers or with new clients in selected market segments who AECC or AEFC believes meet threshold requirements for such factors as household income and home values. Coupons may be sent only to persons who both fit such a strategy and live in particular parts of the country or are affiliated with particular organizations such as an automobile club. AECC also may give such a coupon to active or retired AEFC employees, American Express financial advisors, their immediate families and any U.S. employee of any affiliated company of AECC. This promotional rate will only be available if the recipient of the coupon presents it to American Express Financial Advisors Inc. (AEFA) at the time of applying to purchase the certificate.

For your initial term, AECC may offer certificates with different terms than those described above. Such terms may be from seven, 11, 13, 19, 25, 31 or 37 months. For these terms, AECC guarantees that, for purchases of certificates for less than $100,000, your rate for your initial term will be within a range of 125-225 basis points above the rates published in the BRM Top 25 Market Average(R) for the CDs specified above that have the maturity that is closest to the term of the American Express Certificate in question. If two different BRM Top 25 Market Average(R) have the closest maturities, we will use the longest maturity that is shorter than the term of the American Express Certificate in question. For purchases of certificates of $100,000 or more, the range for your initial term will be 140-240 basis points above the same rate. For example, in the case of a seven-month term, AECC guarantees that, for purchases of certificates less than $100,000, your rate for your initial term will be within a range of 125-225 basis points above the rates for the six-month CDs, and for purchases of certificates for $100,000 or more, your rate for your initial term will be within a range of 140-240 basis points above the rates for the six-month CDs. Purchase of a certificate in one of these special offers may result in a later term of less than six months in order to permit your certificate to mature 20 years from its issue date. AECC may limit the offering of these certificates to persons who have received a coupon as a promotion, based on a business strategy to build relationships with new clients in related market segments or persons who AEFC believes meet threshold requirements for such factors as household income and home values or persons who fit this strategy and live in particular areas of the country or are affiliated with particular organizations. AECC may also offer different rates or terms to new clients, existing clients, or to individuals who have purchased other products or used other services of American Express Company or its subsidiaries, and

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6p AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS may offer some terms only in selected distribution channels. We also may offer different rates based on your amount invested, your geographic location and whether the certificate is purchased for an IRA or for a qualified retirement account.

The BRM is a weekly magazine published by Advertising News Service Inc., an independent national news organization that collects and disseminates information about bank products and interest rates. Advertising News Service Inc. has no connection with AECC, AEFC or any of their affiliates.

The BRM Top 25 Market Average(R) is an index of rates and annual effective yields offered on various length CDs by large banks and thrifts in 25 metropolitan areas. The frequency of compounding varies among the banks and thrifts. CDs in the BRM Top 25 Market Average(R) are government insured fixed-rate time deposits.


The BRM may be available in your local library. To obtain information on current BRM Top 25 Market Average(R) rates, call American Express Client Service Corporation (AECSC) at the telephone numbers listed on the back cover.


Rates for new purchases are reviewed and may change weekly. Normally, the rate you receive will be the higher of:

o   the rate in effect for your chosen term on the date of your application, or

o the rate in effect on the date your completed application is accepted by AECC.

However, if your application bears a date more than seven days before its receipt by AECC, the rate you receive will be the higher of:

o the rate in effect on the date your completed application is accepted by AECC, or

o   the rate in effect seven days before receipt.

Except for specific promotions, AECC guarantees an initial rate 25 basis points above the rate offered to the general public on this American Express Certificate if it is purchased by using the CD transfer service offered by American Express Financial Advisors Inc. to help you transfer money from a bank or thrift CD account into AECC investments. Consequently, the highest and lowest rate in the range of rates for initial terms of such certificates purchased using the CD transfer service will be 25 basis points higher than the comparable rates described at the beginning of this section for ranges of rates for initial terms. To be eligible for this rate, you must transfer at least $10,000 from a CD account to AECC to purchase one or more American Express Cash Reserve Certificates and/or American Express Flexible Savings Certificates, and this rate will only apply to those certificates.

Rates for future terms: Interest on your certificate for future terms may be greater or less than the rates you receive during your first term. In setting future interest rates, a primary consideration will be the prevailing investment climate, including CD yields as reflected in the BRM Top 25 Market Average(R). Nevertheless, we have complete discretion as to what interest rate shall be declared beyond the initial term. At least six days in advance of each term, we will send you notice of the rate that your certificate will earn for that term. If the BRM Top 25 Market Average(R) is no longer publicly available or feasible to use, AECC may use another, similar index as a guide for setting rates.

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7p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Performance: From February 1996 through February 2003, American Express Flexible Savings Certificate one year CD yields were generally higher than average bank and thrift one year CD yields as measured by the BRM Top 25 Market Average(R).

(LINE GRAPH)
                 Yields from February 1996 through February 2003
8%
                           American Express Flexible
                                 Savings Certificate
6%
                                                 Certificate
                                                  Of Deposit
4%


2%

  '96     '97      '98     '99     '00      '01      '02       '03


The graph compares past yields and should not be considered a prediction of future performance.

PROMOTIONS AND PRICING FLEXIBILITY


AECC may sponsor or participate in promotions involving the certificate and its respective terms. For example, we may offer different rates to new clients, to existing clients, to Gold and Platinum Financial Services clients or to individuals who have purchased other products or used other services of American Express Company or its subsidiaries.


We also may offer different rates based on the amount invested and/geographic location and whether the certificate is purchased for an IRA or a qualified retirement account.

These promotions will generally be for a specified period of time. If we offer a promotion, the rates for new purchases will be within the range of rates described under "Rates for New Purchases."

ADDITIONAL INVESTMENTS

You may make investments within 15 calendar days after the end of a term (the grace period). Investments added to your certificate during the grace period will increase the principal balance for purposes of the 25% add-on feature described below and the 10% withdrawal feature described under "Full and Partial Withdrawals." Additional investments may be in any amount so long as your total investment, less withdrawals, does not exceed $1 million (unless you receive prior approval from AECC to invest more). You will earn interest on additional investments from the date we accept them. AECC will send a confirmation of additional investments.

If you add to a certificate purchased other than through an American Express financial advisor, you may be given different instructions regarding additional investments.

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8p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Add-on feature: You may also add to your certificate during the term. These additional investments may not exceed 25% of the certificate's initial principal balance at the end of the grace period. This principal includes the balance at the end of the previous term, plus or minus any deposits or withdrawals during the grace period.

Any add-on or withdrawal during the grace period will change the principal amount used to determine the amount available for the 25% add-on feature.

For example, suppose your original balance is $9,000. During the grace period, you add $1,000. At any time during the current term, you could add up to 25% of principal ($9,000 + $1,000 = $10,000), or $2,500 to your certificate.

The interest rate for these additional investments is the rate then in effect for your account. If your additional investment increases the principal of your certificate so that your certificate's principal has exceeded a break point for a higher interest rate, the certificate will earn this higher interest rate for the remainder of the term, from the date the additional investment is accepted.

How to Invest and Withdraw Funds

BUYING YOUR CERTIFICATE

Your American Express financial advisor will help you fill out and submit an application to open an account with us and purchase a certificate. If you purchase your certificate other than through an American Express financial advisor -- for example, through a direct marketing channel -- you may be given different purchase instructions. We will process the application at our corporate offices in Minneapolis, Minnesota. When we have accepted your application and we have received your initial investment, we will send you a confirmation of your purchase, indicating your account number and applicable rate of interest for your first term, as described under "Rates for New Purchases." See "Purchase policies" below.

Important: When you open an account, you must provide AECC with your correct Taxpayer Identification Number (TIN), which is either your Social Security or Employer Identification number. See "Taxes on Your Earnings."

Purchase policies

o Investments must be received and accepted in the Minneapolis headquarters on a business day before 3 p.m. Central time to be included in your account that day. Otherwise your purchase will be processed the next business day.


o You have 15 days from the date of purchase to cancel your investment without penalty by either writing or calling AECSC at the address or phone number on the back of this prospectus. If you decide to cancel your certificate within this 15-day period, you will not earn any interest.

o If you purchase a certificate with a personal check or other non-guaranteed funds, AEFC will wait one day for the process of converting your check to federal funds (e.g., monies of member banks within the Federal Reserve Bank) before your purchase will be accepted and you begin earning interest. For information on how to avoid this wait, for example by using a certified check, please call AECSC at the telephone number listed on the back cover.


o AECC has complete discretion to determine whether to accept an application and sell a certificate.

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9p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

A number of special policies apply to purchases, withdrawals and exchanges within IRAs, 401(k) plans and other qualified retirement plans. See "Retirement
Plans: Special Policies."

TWO WAYS TO MAKE INVESTMENTS

1 By mail

Send your check, by regular or express mail, along with your name and account number to:

American Express Financial Advisors Inc.
70200 AXP Financial Center
Minneapolis, MN 55474

2 By wire

For investment into an established account, you may wire money to:

Wells Fargo Bank Minnesota, N.A.
Routing No. 091000019
Minneapolis, MN
Attn: Domestic Wire Dept.

Give these instructions: Credit American Express Financial Advisors Account #0000030015 for personal account # (your account number) for (your name). Please be sure to include all 10 digits of the American Express Financial Advisors account number, including the zeros.

If this information is not included, the order may be rejected and all money received, less any costs AECC incurs, will be returned promptly.

o   Minimum amount you may wire: $1,000.

o Wire orders can be accepted only on days when your bank, AEFC, AECC and Wells Fargo Bank Minnesota, N.A. are open for business.

o Wire purchases are completed when wired payment is received and we accept the purchase.

o Wire investments must be received and accepted in the Minneapolis headquarters on a business day before 3 p.m. Central time to be credited that day. Otherwise your purchase will be processed the next business day.

o AECC, AEFC and its other subsidiaries are not responsible for any delays that occur in wiring funds, including delays in processing by the bank.

o   You must pay any fee the bank charges for wiring.

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10p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

FULL AND PARTIAL WITHDRAWALS

You may withdraw your certificate for its full value or make a partial withdrawal of $100 or more at any time. If you purchase this certificate for an IRA, 401(k) or other retirement plan account, early withdrawals or cash payments of interest taken prematurely may be subject to IRS penalty taxes.

o Complete withdrawal of your certificate is made by giving us proper instructions. To complete these transactions, see "Two Ways to Request a Withdrawal or Transfer."


o Full and partial withdrawals of principal are subject to penalties, described below.


o Interest payments in cash may be sent to you at the end of each certificate month, quarter, or on a semiannual or annual basis.

o If a withdrawal reduces your account value to a point where we pay a lower interest rate, you will earn the lower rate from the date of the withdrawal.

o You may not otherwise make a partial withdrawal if it would reduce your certificate balance to less than $1,000. If you request such a withdrawal, we will contact you for revised instructions.

o Scheduled partial withdrawals may be made monthly, quarterly, semiannually, annually and at term end.

o Because we credit interest on your certificate's monthly anniversary, withdrawals before the end of the certificate month will result in loss of accrued interest on the amount withdrawn. You'll get the best result by timing a withdrawal at the end of the certificate month -- that is, on an interest crediting date.

Penalties for early withdrawal during a term: When you request a full or partial withdrawal, we pay the amount you request:

o   first from interest credited during the current term,

o   then from the principal of your certificate.

Any additional investments or withdrawals during a term are added to or deducted from the principal and are used in determining any withdrawal charges.

You may not make a partial withdrawal if it would reduce your certificate balance to less than $1,000. If you request such a withdrawal, we will contact you for revised instructions.

Withdrawal penalties: For withdrawals during the term of more than the interest credited that term and over 10% of the certificate's principal, a 2% withdrawal penalty will be deducted from the account's remaining balance.

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11p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

For example, assume you invest $20,000 in a certificate and select a two-year term. A little over a year later assume you have earned $1,600 in interest. The following demonstrates how the withdrawal charge is deducted:

When you withdraw a specific amount of money in excess of the interest credited, we would have to withdraw somewhat more from your account to cover the withdrawal charge. For instance, suppose you request a $5,000 check. The first $1,600 paid to you is interest earned that term, the next $2,000 is 10% of principal, and not subject to the withdrawal penalty, and the remaining $1,400 paid to you is principal over the 10% limit. We would send you a check for $5,000 and deduct a withdrawal charge of $28.00 ($1,400 x 2%) from the remaining balance of your certificate account. Your new balance would be $16,572 ($21,600
- $5,028).

Total investments                                                     $20,000
Interest credited                                                       1,600
                                                                        -----
Total balance                                                         $21,600

Requested check                                                       $ 5,000
                                                                      -------
Credited interest withdrawn                                            (1,600)
10% of principal -- not subject to penalty                             (2,000)
--                                                                     ------
Remaining portion of requested withdrawal -- subject to penalty       $ 1,400
Withdrawal penalty percent                                                 2%
Actual withdrawal penalty                                                $ 28
Balance prior to withdrawal                                           $21,600
Requested withdrawal check                                             (5,000)
Withdrawal penalty                                                        (28)
                                                                          ---
Total balance after withdrawal                                        $16,572
                                                                      =======

Additionally, if you withdraw during a certificate month, you will not earn interest for the month on the amount withdrawn.

Penalty exceptions: There is never a penalty for withdrawal of interest. In addition, you may withdraw up to 10% of your principal during the term without a withdrawal penalty. The principal available for the 10% no-penalty withdrawal feature is the balance in the certificate at the beginning of the term plus or minus any deposits or withdrawals made during the grace period.

The following example demonstrates how this feature works:

Suppose your certificate balance is $1,000. During the grace period you add $500, bringing the principal to $1,500. At any time during the term you could withdraw up to $150 of principal with no penalty.

Any additional investments or withdrawals following the grace period will not change the principal amount used to determine the amount available for the 10% no-penalty withdrawal feature.

The 2% penalty is waived upon death of the certificate owner. When this certificate is owned by a revocable trust, this penalty also is waived upon death of any grantor of the revocable trust. We will also waive withdrawal penalties on withdrawals for IRA certificate accounts for your required distributions. See "Retirement Plans: Special Policies."

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12p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

For more information on withdrawal charges, talk with your American Express financial advisor or call the Client Service Organization at the number on the back cover.

WHEN YOUR CERTIFICATE TERM ENDS

Shortly before the end of the term you have selected for your certificate, we will send you a notice indicating the interest rate that will apply to the certificate for the new term. When your certificate term ends we will automatically renew your certificate for the standard term (six, 12, 18, 24, 30 or 36 month) nearest in length to your initial term. If your initial term is equidistant from two standard terms, we will automatically renew your certificate to the term with the longest maturity that is shorter than your initial term. If you wish to select a different term, you must notify us in writing before the end of the grace period. You will not be allowed to select a term that would carry the certificate past its maturity date.

The interest rates that will apply to your new term will be those in effect on the day the new term begins. We will send you a confirmation showing the rate of interest that will apply to the new term you have selected. This rate of interest will not be changed during that term.

If you want to withdraw your certificate without a withdrawal charge, you must notify us within 15 calendar days following the end of a term. However, you will lose any interest accrued since the end of the term.

You may also add to your investment within the 15 calendar days following the end of your term. See "Additional Investments" under "About the Certificate."

Other full and partial withdrawal policies

o If you request a partial or full withdrawal of a certificate recently purchased or added to by a check or money order that is not guaranteed, we will wait for your check to clear. Please expect a minimum of 10 days from the date of your payment before AECC mails a check to you. We may mail a check earlier if the bank provides evidence that your check has cleared.

o If your certificate is pledged as collateral, any withdrawal will be delayed until we get approval from the secured party.

o Any payments to you may be delayed under applicable rules, regulations or orders of the Securities and Exchange Commission (SEC).

TRANSFERS TO OTHER ACCOUNTS

You may transfer part or all of your certificate to any other American Express Certificate or into another new or existing American Express Financial Advisors Inc. account that has the same ownership (subject to any terms and conditions that may apply).

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13p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

TWO WAYS TO REQUEST A WITHDRAWAL OR TRANSFER

1 By phone


Call AECSC at the telephone numbers listed on the back cover.

o   Maximum telephone withdrawal request: $100,000.


o Transfers into an American Express Financial Advisors Inc. account with the same ownership.

o A telephone withdrawal request will not be allowed within 30 days of a phoned-in address change.

o We will honor any telephone withdrawal or transfer request believed to be authentic and will use reasonable procedures to confirm authenticity.


You may request that telephone withdrawals not be authorized from your account by writing AECSC.


2 By mail

Send your name, account number and request for a withdrawal or transfer, by regular or express mail, to:

American Express Financial Advisors Inc.
70100 AXP Financial Center
Minneapolis, MN 55474

Written requests are required for:

o   Transactions over $100,000.

o Pension plans and custodial accounts where the minor has reached the age at which custodianship should terminate.

o Transfers to another American Express Financial Advisors Inc. account with different ownership (all current registered owners must sign the request).

THREE WAYS TO RECEIVE PAYMENT WHEN YOU WITHDRAW FUNDS

1 By regular or express mail

o   Mailed to address on record; please allow seven days for mailing.

o   Payable to name(s) listed on the account.

o The express mail delivery charges you pay will vary depending on the courier you select. We will deduct the fee from your remaining certificate balance, provided that balance would not be less than $1,000. If the balance would be less than $1,000, we will deduct the fee from the proceeds of the withdrawal.

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14p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

2 By wire

o   Minimum wire amount: $1,000.

o   Request that money be wired to your bank.

o   Bank account must be in same ownership as the AECC account.

o Pre-authorization required. Complete the bank wire authorization section in the application or use a form supplied by your American Express financial advisor. All registered owners must sign.

o Applicable wire charges will be deducted from your balance (for partial withdrawals) or from the proceeds of a full withdrawal.

3 By electronic transfer

o Available only for pre-authorized scheduled partial withdrawals and other full or partial withdrawals.

o   No charge.

o   Deposited electronically in your bank account.

o   Allow two to five business days from request to deposit.

RETIREMENT PLANS: SPECIAL POLICIES

o If the certificate is purchased for a 401(k) plan or other qualified retirement plan account, the terms and conditions of the certificate apply to the plan as the owner of this certificate. However, the terms of the plan, as interpreted by the plan trustee or administrator, will determine how a participant's benefit under the plan is administered. These terms may differ from the terms of the certificate.

o If your certificate is held in a custodial or trusteed retirement plan (including a Keogh plan), special rules may apply at maturity. If no other investment instructions are provided directing how to handle your certificate at maturity, the full value of the certificate will automatically transfer to a new or existing cash management account according to rules outlined in the plan document or as otherwise provided in the plan document.

o The annual custodial fee for non-401(k) qualified retirement plans or IRAs may be deducted from your certificate account. It may reduce the amount payable at maturity or the amount received upon an early withdrawal.

o Retirement plan withdrawals may be subject to withdrawal penalties or loss of interest even if they are not subject to federal tax penalties.

o We will waive withdrawal penalties on withdrawals for qualified retirement plan or IRA certificate accounts for your required minimum distributions.

o If you withdraw all funds from your last account in an IRA at American Express Trust Company, a termination fee will apply as set out in Your Guide to IRAs, the IRS disclosure information received when you opened your account.

o The IRA termination fee will be waived if a withdrawal occurs after you have reached age 70-1/2 or upon the owner's death.

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WITHDRAWAL AT DEATH

If a certificate is surrendered upon the client's death, any applicable surrender charge will be waived. In addition, if an IRA termination fee is applicable, it will also be waived.

TRANSFER OF OWNERSHIP


While this certificate is not negotiable, AECC will transfer ownership upon written notification to our AECSC. However, if you have purchased your certificate for a 401(k) plan or other qualified retirement plan, or an IRA you may be unable to transfer or assign the certificate without losing the account's favorable tax status. Please consult your tax advisor.


FOR MORE INFORMATION


For information on purchases, withdrawals, exchanges, transfers of ownership, proper instructions and other service questions regarding your certificate, please consult your American Express financial advisor or call AECSC at the telephone numbers listed on the back cover.


If you purchase your certificate other than through a financial advisor, you may be given different purchase and withdrawal instructions.

Taxes on Your Earnings

Interest on your certificate is taxable when credited to your account. Each calendar year we provide the certificate owners and the IRS with reports of all interest of $10 and above credited to their accounts on Form 1099-INT, "Interest Income." Withdrawals are reported to certificate owners and the IRS on Form 1099-B, "Proceeds from Broker and Barter Exchange Transactions."

RETIREMENT ACCOUNTS

If you are using the certificate as an investment for a 401(k) plan account or other qualified retirement plan account or an IRA, income tax rules for your qualified plan or IRA apply.


AECC is required to withhold federal income taxes of 10% on a qualified plan or IRA withdrawals if you do not provide us with your correct TIN or if you are a U.S. person with a foreign address. Also AECC will withhold federal income taxes of 10% on a qualified plan or IRA withdrawals unless you tell us not to. AECC is required to withhold federal income taxes of 20% on most qualified plan distributions, unless the distribution is directly rolled over to another qualified plan or IRA.


Withdrawals from retirement accounts are generally subject to a 10% early withdrawal penalty by the IRS if you make them before age 59-1/2, unless you are disabled or if they are made by your beneficiary in the event of your death. Other exceptions may also apply. (Also, withdrawals of principal during a certificate month may be subject to the certificate's provision for loss of interest.)

Consult your tax advisor to see how these rules apply to you before you request a distribution from your plan or IRA.

This certificate may not be available for all types of retirement accounts.

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GIFTS TO MINORS

The certificate may be given to a minor under either the Uniform Gifts or Uniform Transfers to Minors Act (UGMA/UTMA), whichever applies in your state. UGMAs/UTMAs are irrevocable. Generally, under federal tax laws, income over $1,500 for the year 2003 on property owned by children under age 14 will be taxed at the parents' marginal tax rate, while income on property owned by children 14 or older will be taxed at the child's rate.


YOUR TIN AND BACKUP WITHHOLDING

As with any financial account you open, you must list your current and correct TIN, which is either your Social Security or Employer Identification number. You must certify your TIN under penalties of perjury on your application when you open an account.

If you don't provide and certify the correct TIN, you could be subject to backup withholding of 30% of your interest earnings. You could also be subject to further penalties, such as:

o   a $50 penalty for each failure to supply your correct TIN;

o a civil penalty of $500 if you make a false statement that results in no backup withholding; and

o   criminal penalties for falsifying information.

You could also be subject to backup withholding because you failed to report interest on your tax return as required.


How to Determine the Correct TIN

For this type of account:               Use the Social Security or Employer
                                        Identification Number of:
--------------------------------------- ----------------------------------------
Individual or joint account             The individual or one of the owners
                                        listed on the joint account
--------------------------------------- ----------------------------------------
Custodian account of a minor            The minor
(Uniform Gifts/Transfers to Minors Act)
--------------------------------------- ----------------------------------------
A revocable living trust                The grantor-trustee (the person who
                                        puts the money into the trust)
--------------------------------------- ----------------------------------------
An irrevocable trust, pension trust     The legal entity (not the personal
or estate                               representative or trustee, unless no
                                        legal entity is designated in the
                                        account title)
--------------------------------------- ----------------------------------------
Sole proprietorship or single-owner     The owner
LLC
--------------------------------------- ----------------------------------------
Partnership or multi-member LLC         The partnership
--------------------------------------- ----------------------------------------
Corporate or LLC electing corporate     The corporation
status on Form 8837
--------------------------------------- ----------------------------------------
Association, club or tax-exempt         The organization
organization
--------------------------------------- ----------------------------------------


For details on TIN requirements, ask your financial advisor or contact your local American Express Financial Advisors Inc. office for federal Form W-9, Request for Taxpayer Identification Number and Certification. You also may obtain the form on the Internet at (www.irs.gov).

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17p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

FOREIGN INVESTORS


Also, the U.S. Internal Revenue Service (IRS) has issued nonresident alien regulations that significantly change the withholding and reporting rules on foreign accounts. The IRS requires that nonresident alien investors certifying non-U.S. status and, if applicable, treaty eligibility, complete one of the Forms W-8.

Interest on your certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien. Even though your interest income is not taxed by the U.S. government, it will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding. The United States participates in various tax treaties with foreign countries, which provide for sharing of tax information between the United States and such foreign countries.

Tax treatment of your investment: Interest paid on your certificate is "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h) if earned by a nonresident alien who has supplied AECC with one of the Forms W-8. Form W-8 must be supplied with a permanent residence address and a current mailing address, if different. (Form W-8BEN must be signed and dated by the beneficial owner, an authorized representative or officer of the beneficial owner or an agent acting under and providing us with a duly authorized power of attorney.) AECC will not accept purchases of certificates by nonresident aliens without an appropriately certified Form W-8 (or approved substitute). If you have supplied a Form W-8 that certifies that you are a nonresident alien, the interest income will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding.


To help you determine the form that is appropriate for you, please note the following description of the Forms W-8:

Form W-8BEN

(Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding)

This form should be completed by any foreign persons or organizations, if they are the beneficial owner of the income, whether or not they are claiming a reduced rate of, or exemption from, withholding. (Foreign persons or organizations also may be required to fill out one of the other forms that follow in lieu of the W-8BEN.)

Form W-8ECI

(Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States)

This form should be completed by any foreign person or organization if they claim that the income is effectively connected with the conduct of a trade or business within the United States.

Form W-8EXP

(Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding)

This form should be completed by any foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation or government of a U.S. possession.

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18p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Form W-8IMY

(Certificate of Foreign Intermediary, Foreign Flow-Through Entity or Certain U.S. Branches for United States Tax Withholding)

This form should be completed by an intermediary acting as custodian, broker, nominee, trustee or executor, or other type of agent for another person.


The Form W-8 must be resupplied every four calendar years, up from three years with the prior form.


Joint ownership: If the account is owned jointly with one or more persons, each owner must provide a Form W-8. If AECC receives a Form W-9 from any of the joint owners, payment will be treated as made to a U.S. person.

Withholding taxes: If you fail to provide us with a complete Form W-8 as required above, you will be subject to 30% backup withholding on interest payments and withdrawals from certificates.


Transfer on death: If you are a nonresident alien and you die while owning a certificate, then, depending on the circumstances, AECC generally will not act on instructions with regard to the certificate unless AECC first receives, at a minimum, a statement from persons AECC believes are knowledgeable about your estate. The statement must be satisfactory to AECC and must tell us that, on your date of death, your estate did not include any property in the United States for U.S. estate tax purposes. In other cases, we generally will not take action regarding your certificate until we receive a transfer certificate from the IRS or evidence satisfactory to AECC that the estate is being administered by an executor or administrator appointed, qualified and acting within the United States. In general, a transfer certificate requires the opening of an estate in the United States and provides assurance that the IRS will not claim your certificate to satisfy estate taxes.


Trusts: If the investor is a trust, the policies and procedures described above will apply with regard to each grantor who is a nonresident alien. Also, foreign trusts must apply for a permanent U.S. individual tax identification number
(ITIN) or an employer identification number, as appropriate for the trust.

Important: The information in this prospectus is a brief and selective summary of certain federal tax rules that apply to this certificate and is based on current law and practice. Tax matters are highly individual and complex. Investors should consult a qualified tax advisor about their own position.

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19p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

How Your Money Is Used and Protected

INVESTED AND GUARATEED BY AECC


AECC, a wholly owned subsidiary of AEFC, issues and guarantees the American Express Flexible Savings Certificate. We are by far the largest issuer of face-amount certificates in the United States, with total assets of more than $5.1 billion and a net worth in excess of $359 million on Dec. 31, 2002.


We back our certificates by investing the money received and keeping the invested assets on deposit. Our investments generate interest and dividends, out of which we pay:

o   interest to certificate owners,

o and various expenses, including taxes, fees to AEFC for advisory and other services, distribution fees to American Express Financial Advisors Inc., selling agent fees to selling agents, and transfer agent fees to American Express Client Service Corporation (AECSC).

For a review of significant events relating to our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." No national rating agency rates our certificates.

Most banks and thrifts offer investments known as CDs that are similar to our certificates in many ways. Early withdrawals of bank CDs often result in penalties. Banks and thrifts generally have federal deposit insurance for their deposits and lend much of the money deposited to individuals, businesses and other enterprises. Other financial institutions and some insurance companies may offer investments with comparable combinations of safety and return on investment.

REGULATED BY GOVERNMENT

Because the American Express Flexible Savings Certificate is a security, its offer and sale are subject to regulation under federal and state securities laws. (The American Express Flexible Savings Certificate is a face-amount certificate. It is not a bank product, an equity investment, a form of life insurance or an investment trust.)


The federal Investment Company Act of 1940 requires us to keep investments on deposit in a segregated custodial account to protect all of our outstanding certificates. These investments back the entire value of your certificate account. Their amortized cost must exceed the required carrying value of the outstanding certificates by at least $250,000. As of Dec. 31, 2002, the amortized cost of these investments exceeded the required carrying value of our outstanding certificates by more than $559 million. The law requires us to use amortized cost for these regulatory purposes. Among other things, the law permits Minnesota statutes to govern qualified assets of AECC as described in
Note 2 to the financial statements. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date.


AECC has agreed with the SEC to maintain capital and surplus equal to 5% of outstanding liabilities on certificates (not including loans made on certificates in accordance with terms of some certificates that no longer are offered by AECC). AECC also has entered into a written informal understanding with the Minnesota Commerce Department that AECC will maintain capital equal to 5% of the assets of AECC (less any loans on outstanding certificates). When computing its capital for these purposes, AECC values its assets on the basis of statutory accounting for insurance companies rather than generally accepted accounting principles.

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20p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

BACKED BY OUR INVESTMENTS


Our investments are varied and of high quality. This was the composition of our portfolio as of Dec. 31, 2002:


Type of investment                                   Net amount invested

Government agency bonds                                      58%
Corporate and other bonds                                    29
Mortgages                                                     7
Cash and cash equivalents                                     4
Preferred stocks                                              2

As of Dec. 31, 2002 about 97% of our securities portfolio (including bonds and preferred stocks) is rated investment grade. For additional information regarding securities ratings, please refer to Note 3B to the financial statements.

Most of our investments are on deposit with American Express Trust Company, Minneapolis, although we also maintain separate deposits as required by certain states. American Express Trust Company is a wholly owned subsidiary of AEFC. Copies of our Dec. 31, 2002 schedule of Investments in Securities of Unaffiliated Issuers are available upon request. For comments regarding the valuation, carrying values and unrealized appreciation (depreciation) of investment securities, see Notes 1, 2 and 3 to the financial statements.


INVESTMENT POLICIES

In deciding how to diversify the portfolio -- among what types of investments in what amounts -- the officers and directors of AECC use their best judgment, subject to applicable law. The following policies currently govern our investment decisions:

Debt securities

Most of our investments are in debt securities as referenced in the table in "Backed by Our Investments" under "How Your Money is Used and Protected."

The price of bonds generally falls as interest rates increase, and rises as interest rates decrease. The price of a bond also fluctuates if its credit rating is upgraded or downgraded. The price of bonds below investment grade may react more to whether a company can pay interest and principal when due than to changes in interest rates. They have greater price fluctuations, are more likely to experience a default, and sometimes are referred to as junk bonds. Reduced market liquidity for these bonds may occasionally make it more difficult to value them. In valuing bonds, AECC relies both on independent rating agencies and the investment manager's credit analysis. Under normal circumstances, at least 85% of the securities in AECC's portfolio will be rated investment grade, or in the opinion of AECC's investment advisor will be the equivalent of investment grade. Under normal circumstances, AECC will not purchase any security rated below B- by Moody's Investors Service, Inc. or Standard & Poor's. Securities that are subsequently downgraded in quality may continue to be held by AECC and will be sold only when AECC believes it is advantageous to do so.


As of Dec. 31, 2002, AECC held about 3% of its investment portfolio (including bonds, preferred stocks and mortgages) in investments rated below investment grade.


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21p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Purchasing securities on margin

We will not purchase any securities on margin or participate on a joint basis or a joint-and-several basis in any trading account in securities.

Commodities

We have not and do not intend to purchase or sell commodities or commodity contracts except to the extent that transactions described in "Financial transactions including hedges" in this section may be considered commodity contracts.

Underwriting

We do not intend to engage in the public distribution of securities issued by others. However, if we purchase unregistered securities and later resell them, we may be considered an underwriter (selling securities for others) under federal securities laws.

Borrowing money

From time to time we have established a line of credit with banks if management believed borrowing was necessary or desirable. We may pledge some of our assets as security. We may occasionally use repurchase agreements as a way to borrow money. Under these agreements, we sell debt securities to our lender, and repurchase them at the sales price plus an agreed-upon interest rate within a specified period of time. There is no limit on the extent to which we may borrow money, except that borrowing must be through the sale of certificates, or must be short-term and not a public offering and not intended to be publicly offered.

Real estate

We may invest in limited partnership interests in limited partnerships that either directly, or indirectly through other limited partnerships, invest in real estate. We may invest directly in real estate. We also invest in mortgage loans secured by real estate. We expect that equity investments in real estate, either directly or through a subsidiary of AECC, will be less than 5% of AECC's assets.

Lending securities

We may lend some of our securities to broker-dealers and receive cash equal to the market value of the securities as collateral. We invest this cash in short-term securities. If the market value of the securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash payments to us equal to all interest, dividends and other distributions paid on the loaned securities. We will try to vote these securities if a major event affecting our investment is under consideration. We expect that outstanding securities loans will not exceed 10% of AECC's assets.

When-issued securities

Some of our investments in debt securities and loans originated by banks or investment banks are purchased on a when-issued or similar basis. It may take as long as 45 days or more before these investments are available for sale, issued and delivered to us. We generally do not pay for these investments or start earning on them until delivery. We have established procedures to ensure that sufficient cash is available to meet when-issued commitments. AECC's ability to invest in when-issued investments is not limited except by its ability to set aside cash or high quality investments to meet when-issued commitments. When-issued investments are subject to market fluctuations and they may affect AECC's investment portfolio the same as owned securities.

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22p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Financial transactions including hedges

We buy or sell various types of options contracts for hedging purposes or as a trading technique to facilitate securities purchases or sales. We may buy interest rate caps for hedging purposes. These pay us a return if interest rates rise above a specified level. If interest rates do not rise above a specified level, the interest rate caps do not pay us a return. AECC may enter into other financial transactions, including futures and other derivatives, for the purpose of managing the interest rate exposures associated with AECC's assets or liabilities. Derivatives are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. A small change in the value of the underlying asset, security or index may cause a sizable gain or loss in the fair value of the derivative. There is no limit on AECC's ability to enter into financial transactions to manage the interest rate risk associated with AECC's assets and liabilities, but AECC does not foresee a likelihood that it will be feasible to hedge most or all of its assets or liabilities. We do not use derivatives for speculative purposes.

Illiquid securities

A security is illiquid if it cannot be sold in the normal course of business within seven days at approximately its current market value. Some investments cannot be resold to the U.S. public because of their terms or government regulations. All securities, however, can be sold in private sales, and many may be sold to other institutions and qualified buyers or on foreign markets. AECC's investment advisor will follow guidelines established by the board of directors and consider relevant factors such as the nature of the security and the number of likely buyers when determining whether a security is illiquid. No more than 15% of AECC's investment portfolio will be held in securities that are illiquid. In valuing its investment portfolio to determine this 15% limit, AECC will use statutory accounting under an SEC order. This means that, for this purpose, the portfolio will be valued in accordance with applicable Minnesota law governing investments of life insurance companies, rather than generally accepted accounting principles.

Restrictions

There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.

How Your Money Is Managed

RELATIONSHIP BETWEEN AECC AND AMERICAN EXPRESS FINANCIAL CORPORATION

AECC was originally organized as Investors Syndicate of America, Inc., a Minnesota corporation, on Oct. 15, 1940, and began business as an issuer of face amount investment certificates on Jan. 1, 1941. The company became a Delaware corporation on Dec. 31, 1977, changed its name to IDS Certificate Company on April 2, 1984, and to American Express Certificate Company on April 26, 2000.

AECC files reports on Form 10-K and 10-Q with the SEC. The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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23p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Before AECC was created, AEFC (formerly known as IDS Financial Corporation), our parent company, had issued similar certificates since 1894. As of Jan. 1, 1995, IDS Financial Corporation changed its name to AEFC. AECC and AEFC have never failed to meet their certificate payments.


During its many years in operation, AEFC has become a leading manager of investments in mortgages and securities. As of Dec. 31, 2002, AEFC managed or administered investments, including its own, of more than $193 billion. American Express Financial Advisors Inc., a wholly owned subsidiary of AEFC, provides a broad range of financial planning services for individuals and businesses through its nationwide network of more than 600 supervisory offices, more than 3,800 branch offices and more than 10,300 financial advisors. American Express Financial Advisors' financial planning services are comprehensive, beginning with a detailed written analysis that's tailored to your needs. Your analysis may address one or all of these six essential areas: financial position, protection planning, investment planning, income tax planning, retirement planning and estate planning.


AEFC itself is a wholly owned subsidiary of American Express Company, a financial services company with executive offices at American Express Tower, World Financial Center, New York, NY 10285. American Express Company is a financial services company engaged through subsidiaries in other businesses including:

o travel related services (including American Express(R) Card and operations through American Express Travel Related Services Company, Inc. and its subsidiaries); and

o international banking services (through American Express Bank Ltd. and its subsidiaries) and Travelers Cheque and related services.

CAPITAL STRUCTURE AND CERTIFICATES ISSUED

AECC has authorized, has issued and has outstanding 150,000 shares of common stock, par value of $10 per share. AEFC owns all of the outstanding shares.


As of the fiscal year ended Dec. 31, 2002, AECC had issued (in face amount) $336,839,832 of installment certificates and $1,946,470,135 of single payment certificates. As of Dec. 31, 2002, AECC had issued (in face amount) $14,168,060,986 of installment certificates and $25,181,658,896 of single payment certificates since its inception in 1941.


INVESTMENT MANAGEMENT AND SERVICES

Under an Investment Advisory and Services Agreement, AEFC acts as our investment advisor and is responsible for:

o    providing investment research,

o    making specific investment recommendations,

o and executing purchase and sale orders according to our policy of obtaining the best price and execution.

All these activities are subject to direction and control by our board of directors and officers. Our agreement with AEFC requires annual renewal by our board, including a majority of directors who are not interested persons of AEFC or AECC as defined in the federal Investment Company Act of 1940.

For its services, we pay AEFC a monthly fee, equal on an annual basis to a percentage of the total book value of certain assets (included assets).

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24p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Advisory and services fee computation

Included assets                               Percentage of total book value
First $250 million                                        0.750%
Next $250 million                                         0.650
Next $250 million                                         0.550
Next $250 million                                         0.500
Any amount over $1 billion                                0.107

Included assets are all assets of AECC except mortgage loans, real estate, and any other asset on which we pay an outside advisory or service fee. The fee paid to AEFC for managing and servicing bank loans is 0.35%.

Advisory and services fee for the past three years

Year                  Total fees               Percentage of included assets

2002                 $9,979,742                         23%
2001                  9,248,275                         24
2000                  8,778,883                         25

Estimated advisory and services fees for 2003 are $10,324,000.


Other expenses payable by AECC: The Investment Advisory and Services Agreement provides that we will pay:

o   costs incurred by us in connection with real estate and mortgages;

o   taxes;

o   depository and custodian fees;

o   brokerage commissions;

o fees and expenses for services not covered by other agreements and provided to us at our request, or by requirement, by attorneys, auditors, examiners and professional consultants who are not officers or employees of AEFC;

o fees and expenses of our directors who are not officers or employees of AEFC;

o provision for certificate reserves (interest accrued on certificate owner accounts); and

o   expenses of customer settlements not attributable to sales function.

DISTRIBUTION

Under a Distribution Agreement with American Express Financial Advisors Inc. we pay for the distribution of this certificate as follows:

o   0.08% of the initial payment on the issue date of the certificate, and

o 0.08% of the certificate's reserve at the beginning of the second and subsequent quarters from issue date.

This fee is not assessed to your certificate account.

For certificates paying a special promotional coupon rate described in "Rates for New Purchases" under "About the Certificate," American Express Financial Advisors Inc. waives its distribution fee.

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25p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Total distribution fees paid to American Express Financial Advisors Inc. for all series of certificates amounted to $27,961,149 during the year ended Dec. 31, 2002. We expect to pay American Express Financial Advisors Inc. distribution fees amounting to $30,935,000 during 2003.


See Note 1 to financial statements regarding deferral of distribution fee expense.

In addition, AECC may pay distributors additional compensation for distribution activities under certain circumstances. From time to time, AECC may pay or permit other promotional incentives, in cash or credit or other compensation.

American Express Financial Advisors Inc. pays commissions to its financial advisors and pays other selling expenses in connection with services to us. Our board of directors, including a majority of directors who are not interested persons of American Express Financial Advisors Inc., or AECC, approved these distribution agreements.

TRANSFER AGENT


Under a Transfer Agency Agreement, AECSC, a wholly owned subsidiary of AEFC, maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service.


EMPLOYMENT OF OTHER AMERICAN EXPRESS AFFILIATES

AEFC may employ an affiliate of American Express Company as executing broker for our portfolio transactions only if:

o we receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar services;

o the affiliate charges us commissions consistent with those charged to comparable unaffiliated customers for similar transactions; and

o the affiliate's employment is consistent with the terms of federal securities laws.

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26p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

DIRECTORS AND OFFICERS

AECC's sole shareholder, AEFC, elects the board of directors that oversees AECC's operations. The board annually elects the directors, chairman, president and controller for a term of one year. The president appoints the other executive officers.


We paid a total of $30,437 during 2002 to directors not employed by AEFC.


Independent Board Members


Name,                              Position held with   Principal occupations       Other directorships        Committee
address,                           Registrant and       during past five years                                 memberships
age                                length of service
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Rodney P. Burwell                  Board member since   Chairman, Xerxes            TCF Financial, Northwest   Dividend
7901 Xerxes Avenue South,          1999                 Corporation (fiberglass     Opus
Suite 201                                               storage tanks)
Bloomington, MN 55431
Born in 1939
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Jean B. Keffeler                   Board member since   Retired business executive
3424 Zenith Avenue South           1999
Minneapolis, MN 55416
Born in 1945
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Thomas R. Mc Burney                Board member since   President, McBurney         The Valspar Corporation    Dividend
1700 Foshay Tower                  1999                 Management Advisors         (paints), Wenger
821 Marquette Avenue                                                                Corporation, Meritex
Minneapolis, MN 55402                                                               Enterprises Inc. and
Born in 1938                                                                        Greenspring Corporation
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Karen M. Bohn                      Board member since   President and CEO, Galeo    Gabberts Inc., Alerus
6620 Iroquois Trail                2002                 Group LLC; Independent      Financial Corp.,
Edina, MN 55439                                         business consultant         American Express
Born in 1953                                                                        Personal Trust Services
                                                                                    FSB
---------------------------------- -------------------- --------------------------- -------------------------- ---------------


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27p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Board Members Affiliated with American Express Certificate Company


Name,                              Position held with   Principal occupations       Other directorships        Committee
address,                           Registrant and       during past five years                                 memberships
age                                length of service
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Kent M. Bergene                    Board member since   Vice president - Products
435 AXP Financial Center           June 2001            Group of AEFC, since
Minneapolis, MN 55474                                   2001, director - Variable
Born in 1958                                            Annuity Products,
                                                        1998-2001
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Paula R. Meyer                     Board member and     Senior Vice President and                              Dividend,
596 AXP Financial Center           President since      General Manager - Mutual                               Investment
Minneapolis, MN 55474              1998                 Funds, AEFC, since 2002;
Born in 1954                                            Vice President and
                                                        Managing Director -
                                                        American Express Funds,
                                                        AEFC, 2000-2002; Vice
                                                        President, AEFC, 1998-2002
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Walter S. Berman                   Board member since   Executive Vice President
50115 AXP Financial Center         March 2002           and Corporate Treasurer -
Minneapolis, MN 55474                                   American Express Company
Born in 1942                                            (AMEX) since 2002. Chief
                                                        Financial Officer - AEFA
                                                        since 2001. Various
                                                        senior financial
                                                        positions including
                                                        Treasurer of IBM, at
                                                        other companies from 1996
                                                        to 2001
---------------------------------- -------------------- --------------------------- -------------------------- ---------------


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28p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Executive Officers

Name,                              Position held with   Principal occupations       Other directorships        Committee
address,                           Registrant and       during past five years                                 memberships
age                                length of service
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Paula R. Meyer                     Board member and     Senior Vice President and                              Dividend,
596 AXP Financial Center           President since      General Manager - Mutual                               Investment
Minneapolis, MN 55474              1998                 Funds, AEFC, since 2002;
Born in 1954                                            Vice President and
                                                        Managing Director -
                                                        American Express Funds,
                                                        AEFC, 2000-2002; Vice
                                                        President, AEFC, 1998-2002
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Lorraine R. Hart                   Vice President -     Vice President -                                       Investment
53643 AXP Financial Center         Investments          Insurance Investments,
Minneapolis, MN 55474                                   AEFC
Born in 1951
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
H. Bernt von Ohlen                 Vice President,      Vice President and Group
50607 AXP Financial Center         General Counsel,     Counsel, AEFC, since
Minneapolis, MN 55474              and Secretary        2002; Partner, D'Ancona &
Born in 1946                       since September      Pflaum LLC, 1999-2000;
                                   2002                 Counsel, Heartland Group,
                                                        Inc., 1998-1999
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Judd K. Lohmann                    Treasurer since      Assistant Treasurer and
73 AXP Financial Center            2003                 Director - Finance and
Minneapolis, MN 55474                                   Analysis, AEFC, since May
Born in 1958                                            2000; Director of
                                                        Operations, Adviser
                                                        Business Systems, AEFC,
                                                        1996-2000
---------------------------------- -------------------- --------------------------- -------------------------- ---------------
Philip C. Wentzel                  Vice President and   Vice President and Lead
50807 AXP Financial Center         Controller since     Financial Officer,
Minneapolis, MN 55474              2000                 Insurance, Annuities and
Born in 1961                                            Certificates of AEFC
                                                        since 2001; Vice
                                                        President and Controller,
                                                        Insurance Products of
                                                        AEFC, 1997-2001
---------------------------------- -------------------- --------------------------- -------------------------- ---------------


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29p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

The officers and directors as a group beneficially own less than 1% of the common stock of American Express Company.

AECC has provisions in its bylaws relating to the indemnification of its officers and directors against liability, as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

INDEPENDENT AUDITORS

A firm of independent auditors audits our financial statements at the close of each fiscal year (Dec. 31). Copies of our annual financial statements (audited) and semiannual financial statements (unaudited) are available to any certificate owner upon request.


Ernst & Young LLP, Minneapolis, has audited our financial statements at Dec. 31, 2002 and 2001 and for each of the years in the three-year period ended Dec. 31, 2002. These statements are included in this prospectus. Ernst & Young LLP is also the auditor for American Express Company, the parent company of AEFC and AECC.


AMERICAN EXPRESS CERTIFICATES

Other certificates issued by AECC: Your American Express financial advisor can give you more information on five other certificates issued by AECC. These certificates offer a wide range of investment terms and features.

American Express Cash Reserve Certificate -- A single payment certificate that permits additional investments on which AECC guarantees interest in advance for a three-month term.

American Express Installment Certificate -- An installment payment certificate that declares interest in advance for a three-month period and offers bonuses in the third through sixth years for regular investments.

American Express Market Strategy Certificate -- A certificate that pays interest at a fixed rate or linked to one-year stock market performance, as measured by a broad market index, for a series of one-year terms starting every month or at other intervals the client selects.

American Express Preferred Investors Certificate -- A single payment certificate that combines a competitive fixed rate of return with AECC's guarantee of principal for large investments of $250,000 to $5 million.

American Express Stock Market Certificate -- A single payment certificate that calculates all or part of your interest based on stock market performance, as measured by a broad market index, with AECC's guarantee of return of principal.

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30p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Appendix

Description of corporate bond ratings

Bond ratings concern the quality of the issuing corporation. They are not an opinion of the market value of the security. Such ratings are opinions on whether the principal and interest will be repaid when due. A security's rating may change which could affect its price. Ratings by Moody's Investors Service, Inc. are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Ratings by Standard & Poor's are AAA, AA, A, BBB, BB, B, CCC, CC, C and D.

Aaa/AAA -- Judged to be of the best quality and carry the smallest degree of investment risk. Interest and principal are secure.

Aa/AA -- Judged to be high-grade although margins of protection for interest and principal may not be quite as good as Aaa or AAA rated securities.

A -- Considered upper-medium grade. Protection for interest and principal is deemed adequate but may be susceptible to future impairment.

Baa/BBB -- Considered medium-grade obligations. Protection for interest and principal is adequate over the short-term; however, these obligations may have certain speculative characteristics.

Ba/BB -- Considered to have speculative elements. The protection of interest and principal payments may be very moderate.

B -- Lack characteristics of more desirable investments. There may be small assurance over any long period of time of the payment of interest and principal.

Caa/CCC -- Are of poor standing. Such issues may be in default or there may be risk with respect to principal or interest.

Ca/CC -- Represent obligations that are highly speculative. Such issues are often in default or have other marked shortcomings.

C -- Are obligations with a higher degree of speculation. These securities have major risk exposures to default.

D -- Are in payment default. The D rating is used when interest payments or principal payments are not made on the due date.


Non-rated securities will be considered for investment. When assessing each non-rated security, AECC will consider the financial condition of the issuer or the protection afforded by the terms of the security.


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31p  AMERICAN EXPRESS FLEXIBLE SAVINGS CERTIFICATE - PROSPECTUS

Annual Financial Information

SUMMARY OF SELECTED FINANCIAL INFORMATION

The following selected financial information has been derived from the audited financial statements and should be read in conjunction with those statements and the related notes to financial statements. Also see "Management's
Discussion and Analysis of Financial Condition and Results of Operations" for additional comments.

Year Ended December 31, (In thousands)                          2002             2001            2000           1999          1998
Statements of Operations Data
Investment income                                          $  267,352       $  261,523      $  266,106     $  254,344    $  273,135
Investment expenses                                            89,827          101,228          87,523         77,235        76,811
                                                               ------          -------          ------         ------        ------
Net investment income before provision
  for certificate reserves and income
  tax (expense) benefit                                       177,525          160,295         178,583        177,109       196,324
Net provision for certificate reserves                        100,252          155,387         155,461        138,555       167,108
                                                              -------          -------         -------        -------       -------
Net investment income before income
  tax (expense) benefit                                        77,273            4,908          23,122         38,554        29,216
Income tax (expense) benefit                                  (24,866)           3,348             (14)        (4,615)          265
                                                              -------            -----             ---         ------           ---
Net investment income                                          52,407            8,256          23,108         33,939        29,481
                                                               ------            -----          ------         ------        ------
Net realized (loss) gain on investments in securities of
  unaffiliated issuers before income taxes                     (9,899)         (92,375)        (10,110)         1,250         5,143
Income tax benefit (expense)                                    3,631           32,331           3,539           (437)       (1,800)
                                                                -----           ------           -----           ----        ------
Net realized (loss) gain on investments                        (6,268)         (60,044)         (6,571)           813         3,343
Net income - wholly-owned subsidiary                                -                -               -              4         1,646
Cumulative effect of accounting change                              -             (397)              -              -             -
                                                           ----------       ----------      ----------     ----------    ----------
Net  income (loss)                                         $   46,139       $  (52,185)     $   16,537     $   34,756    $   34,470
                                                           ----------       ----------      ----------     ----------    ----------
Cash Dividends Declared                                    $        -       $        -      $    5,000     $   40,000    $   29,500

Capital Dividends Declared                                          -          166,906               -              -             -

(Return of capital to) contributions from Parent              (10,000)         240,000               -              -             -

Balance Sheet Data
Total assets                                               $5,183,282       $4,628,353      $4,032,745     $3,761,068    $3,834,244
Certificate loans                                              18,614           21,807          25,547         28,895        32,343
Certificate reserves                                        4,493,372        4,159,926       3,831,059      3,536,659     3,404,883
Stockholder's equity                                          359,389          263,005         166,514        141,702       222,033
                                                              -------          -------         -------        -------       -------

American Express Certificate Company (AECC), is 100% owned by American Express Financial Corporation (Parent).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations

American Express Certificate Company's (AECC) earnings are derived primarily from the after-tax yield on invested assets less investment expenses and interest credited on certificate reserve liabilities, as well as realized investment gains or losses. Changes in earnings trends occur largely due to changes in investment returns, interest crediting rates to certificate owner accounts, the mix of fully taxable and tax-advantaged investments in the AECC portfolio and from realization of investment gains or losses.

During 2002, total assets and certificate reserves increased $555 million and $333 million, respectively. The increase in total assets resulted primarily from increases in the investment portfolio. The level of the investment portfolio rose due primarily to an increase in net unrealized appreciation on available-for-sale securities of $91 million, higher levels of short term securities and certificate payments exceeding certificate maturities and surrenders by $242 million. The increase in net after-tax unrealized appreciation on available-for-sale securities during 2002 is due to unrealized gains on fixed maturity holdings, which primarily explains the difference between net income of $46 million and total comprehensive income of $106 million. The increase in certificate reserves resulted primarily from interest accruals of $100 million and the total certificate payments being greater than the maturities and surrenders.

During 2001, total assets and certificate reserves increased $596 million and $329 million, respectively. The increase in total assets resulted primarily from capital contributions from AEFC of $240 million, an increase in net unrealized appreciation on available-for-sale securities of $125 million and certificate payments exceeding certificate maturities and surrenders by $185 million. The increase in certificate reserves resulted primarily from interest accruals of $155 million and the total certificate payments being greater than the maturities and surrenders.

2002 compared to 2001

Gross investment income increased 2.2% primarily due to higher levels of invested assets and the 2001 adjustments to interest income on investments in certain structured securities. Partially offsetting the increase in gross investment income is the impact of lower investment yields. The declining investment yields are due to AECC's decision in 2001 to lower its risk profile and from lower interest rates.

Investment expenses decreased 11.3% in 2002. The decrease resulted primarily from lower interest rate swap expense of $7.8 million. AECC enters into interest rate swap contracts to hedge the risk of rising interest rates on a portion of the Certificate products. Note 9 in the attached financial statements provides more detail about the interest rate swaps.

The net provision for certificate reserves decreased 35.5% in 2002 as a result of lower client interest crediting rates, partially offset by the increase in certificate reserves during 2002.

During 2002, AECC experienced net pretax realized losses on investments of $9.9 million as compared to $92.4 million of pretax losses in 2001. The net losses in 2002 include $15.8 million of losses due to declines in the fair value of corporate debt or structured available-for-sale securities that were other-than-temporary. The losses in 2001 are primarily composed of a $36.9 million loss to recognize the impact of higher default assumptions used to determine impairment on rated structured investments and a $57.1 million loss on high-yield securities.

The write-down of these investments was associated with AECC's decision to reduce its holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings.

Income tax expenses increased significantly over 2002 primarily due to the net investment losses recognized in 2001.

2001 compared to 2000

Gross investment income decreased 1.7% due primarily to lower rates of return on invested assets, and adjustments to interest income on investments in certain structured securities.

Investment expenses increased 15.7% in 2001. The increase resulted primarily from higher interest rate swap expense of $17.6 million partially offset by lower index options expense.

The net provision for certificate reserves remained relatively flat to 2000 levels as lower accrual rates offset the impact from the growth in certificate reserves during 2001.

During 2001, AECC experienced net pretax realized losses on investments of $92.4 million as compared to $10.1 million of pretax losses in 2000. The losses for the year are primarily composed of a $36.9 million loss to recognize the impact of higher default assumptions used to determine impairment on rated structured investments and a $57.1 million loss on high-yield securities. The write-down of these investments was associated with AECC's decision to reduce its holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings.

The increase in income tax benefit resulted from lower pretax income, primarily due to the investment losses realized during 2001.

Liquidity and cash flow

AECC's principal sources of cash are receipts from sales of face-amount certificates and cash flows from investments. AECC's principal uses of cash are payments to certificate owners for matured and surrendered certificates, purchase of investments and dividend payments to AEFC.

Certificate sales continued to be strong in 2002 despite declining interest rates, reflecting clients' ongoing desire for safety of principal in the current times of general market turmoil. Sales of certificates totaled $2.0 billion in 2002 compared to $1.9 billion and $1.5 billion in 2001 and 2000, respectively. The higher certificate sales in 2002 over 2001 resulted primarily from special promotions during 2002 of the American Express Flexible Savings Certificate. Certificate sales in 2001 compared to 2000 benefited primarily from special promotions of the seven-month term American Express Flexible Savings Certificate, which produced sales of $388 million in 2001.

Certificate maturities and surrenders totaled $1.8 billion during 2002, compared to $1.7 billion in 2001 and $1.5 billion in 2000. The slightly higher certificate maturities and surrenders in 2002, compared to 2001, resulted primarily from higher surrenders of American Express Flexible Savings Certificates.

AECC, as an issuer of face-amount certificates, is impacted whenever there is a significant change in interest rates as customer interest crediting rates are reset at shorter intervals than the yield on underlying investments. In view of the continued uncertainty in the investment markets and due to the short-term repricing nature of certificate reserve liabilities, AECC continues to invest in securities that provide for more immediate, periodic interest/principal payments, resulting in improved  liquidity.  To accomplish  this,  AECC continues to invest much of its
cash  flow  in  intermediate-term  bonds  and  mortgage-backed   securities.  In
addition, AECC enters into interest rate swap contracts that effectively lengthen the rate reset interval on customer's certificates.

AECC's investment program is designed to maintain an investment portfolio that will produce the highest possible after-tax yield within acceptable risk and liquidity parameters. The program considers investment securities as investments acquired to meet anticipated certificate owner obligations.

Debt securities, as well as all marketable equity securities, are classified as available-for-sale and carried at fair value. The available-for-sale classification does not mean that AECC expects to sell these securities, but that these securities are available to meet possible liquidity needs should there be significant changes in market interest rates or certificate owner demand.

At Dec. 31, 2002, securities classified as available-for-sale were carried at a fair market value of $4.4 billion. The fixed maturity securities comprise 83% of AECC's total invested assets. Of these securities, approximately 97% are investment grade. Investments primarily include corporate debt and mortgage-backed securities. AECC's corporate debt securities is a diverse portfolio with the largest concentrations, accounting for approximately 69% of the portfolio, in the following industries: banking and finance, utilities, communications and media, and transportation. Other than U.S. Government Agency mortgage-backed securities, no one issuer represents more than 1% of total securities.

At Dec. 31, 2002, approximately 3.4% of AECC's invested assets were below investment grade bonds, compared to 1.7% at Dec. 31, 2001. Investment losses continued in 2002, although at significantly lower levels than in 2001, with $15.8 million of other-than-temporary impairments recognized in 2002. As described earlier, in 2001 AECC recognized approximately $57.1 million in losses on high-yield securities, which primarily includes below investment grade bonds, largely associated with AECC's decision to reduce its holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings. See notes 1 and 3 to the financial statements for additional information relating to investments. Additional investment security losses through 2003 are possible but the amount of any such losses is dependent on a number of factors and cannot be estimated at this time.* AECC's management believes that there will be no adverse impact on the certificate owners of any such losses.*

AECC paid a cash dividend to AEFC of $10 million during 2002. During the fourth quarter of 2001, AECC paid a $167 million dividend to AEFC by transferring at book value certain collateralized debt obligation (CDO) securities owned by AECC. In part, the dividend was paid to allow AEFC to transfer the CDO securities and related accrued interest into a securitization trust. Additionally, AECC received $240 million in total cash as capital contributions from AEFC during 2001.

* Statements in this discussion and analysis of AECC's financial condition and results of operations marked with an asterisk are forward-looking statements, which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, changes in the industry-wide and AECC's default rate on below investment grade bonds and other investments, changes in economic conditions, such as a recession or a substantial increase in prevailing interest rates or other factors that could cause a slowdown in the economy, outcomes in litigation, adoption of recently issued accounting rules such as the consolidation of variable interest entities, and changes in government regulation that affects the ability of issuers to repay their debt.

Market risk and derivative financial instruments

The sensitivity analysis of two different tests of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in a major stock market index. Computation of the prospective effects of hypothetical interest rate and major stock market index changes are based on numerous assumptions, including relative levels of market interest rates and the major stock market index level, as well as the levels of assets and liabilities. The hypothetical changes and assumptions presented will be different than what actually occurs in the future.

Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes occur over time. As a result, actual earnings effects in the future will differ from those quantified below.

AECC primarily invests in intermediate-term and long-term fixed income securities to provide its certificate owners with a competitive rate of return on their certificate while managing risk. These investment securities provide AECC with a historically dependable and targeted margin between the interest rate earned on investments and the interest rate credited to certificate owners' accounts. AECC does not invest in securities to generate short-term trading profits for its own account.

AECC's goal is to manage interest rate sensitivity by modifying the repricing characteristics of certificate liabilities so that the interest credited to related investment certificate owners is not adversely affected by movements in interest rates. AEFC holds regularly scheduled investment committee meetings which is comprised of senior business managers, to review models projecting various interest rate scenarios and risk/return measures and their effect on the profitability of AECC. The committee's objectives are to structure AECC's portfolio of investment securities based upon the type and behavior of the certificates in the certificate reserve liabilities, to achieve targeted levels of profitability within defined risk parameters and to meet certificate contractual obligations. Part of the committee's strategy includes entering into interest rate swaps to hedge interest rate risk.

AECC is exposed to risk associated with fluctuating interest payments from certain certificate products tied to the London Interbank Offering Rate (LIBOR) as the certificate products reset at shorter intervals than the average maturity of the investment portfolio. Therefore, AECC's margins may be negatively impacted by increases in the general level of interest rates. AECC hedges the risk of rising interest rates by entering into pay-fixed, receive-variable (LIBOR based) interest rate swaps that convert fluctuating crediting rate payments to fixed payments, effectively protecting AECC from unfavorable interest rate movements. The interest rate swaps are treated as cash flow hedges per Statement of Financial Accounting Standards (SFAS) No. 133. At Dec. 31, 2002, AECC has outstanding $950 million notional of interest rate swaps which expire from 2003 to 2005.

On three series of certificates, interest is credited to the certificate owners' accounts based upon the relative change in a major stock market index between the beginning and end of the certificates' terms. To meet the obligations related to the provisions of these certain certificates, AECC purchases and writes index call options on a major stock market index and/or enters into futures contracts.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. Those derivative instruments that are designated and qualify as hedging instruments under SFAS No. 133 are further classified as either fair value hedges, cash flow hedges or hedges of a net investment in a foreign operation, based upon the exposure being hedged. See note 9 for further discussion of the Company's derivative and hedging activities.

The negative impact on AECC's pretax earnings of the 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at Dec. 31, 2002 and 2001, would be approximately $0.9 million and $2.2 million for 2002 and 2001, respectively. The 10% decrease in a major stock market index level would have a minimal impact on AECC's pretax earnings as of Dec. 31, 2002 and 2001, because the income effect is a decrease in option income and a corresponding decrease in interest credited to the American Express Stock Market Certificate, American Express Market Strategy Certificate and American Express Equity Indexed Savings Certificate owners' accounts.

Ratios

The ratio of stockholder's equity, excluding accumulated other comprehensive income (loss) net of tax, to total assets less certificate loans and net unrealized holding gains/losses on investment securities (capital to asset ratio) at Dec. 31, 2002 and 2001, was 5.4% and 5.2%, respectively. Under an informal agreement established with the Commissioner of Commerce for the State of Minnesota, AECC has agreed to maintain at all times a minimum capital to assets ratio of 5.0%.

AMERICAN EXPRESS CERTIFICATE COMPANY RESPONSIBILITY FOR PREPARATION OF FINANCIAL STATEMENTS

The management of American Express Certificate Company (AECC) is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States which are appropriate in the circumstances, and include amounts based on the best judgment of management. AECC's management is also responsible for the accuracy and consistency of other financial information included in this Form 10-K.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, AECC maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of AECC's financial statements. The concept of reasonable assurance is based on the notion that the cost of internal control should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management throughout the year. AECC's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test internal controls over financial reporting.

Report of Independent Auditors

The Board of Directors and Security Holders
American Express Certificate Company:

We have audited the accompanying balance sheets of American Express Certificate Company, a wholly-owned subsidiary of American Express Financial Corporation, as of December 31, 2002 and 2001, and the related statements of operations, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of American Express Certificate Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2002 and 2001 by correspondence with custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Express Certificate Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.





ERNST & YOUNG  LLP
Minneapolis, Minnesota
January 27, 2003

Finanacial Statements

Balance Sheets, December 31,
Assets

(In thousands)                                                                        2002              2001

Qualified Assets (note 2)
Investments in unaffiliated issuers (notes 3, 4 and 10):
  Cash and cash equivalents                                                        $  224,363        $   72,817
  Available-for-sale securities                                                     4,389,396         4,073,901
  First mortgage loans on real estate and other loans                                 452,243           343,434
  Certificate loans - secured by certificate reserves                                  18,614            21,807
Investments in and advances to affiliates                                                  --               422
                                                                                    ---------         ---------
Total investments                                                                   5,084,616         4,512,381
                                                                                    ---------         ---------
Receivables:
  Dividends and interest                                                               34,114            38,298
  Investment securities sold                                                           24,170            21,500
                                                                                       ------            ------

Total receivables                                                                      58,284            59,798
                                                                                       ------            ------

Other (notes 9 & 10)                                                                   34,403            48,393
                                                                                       ------            ------

Total qualified assets                                                              5,177,303         4,620,572
                                                                                    ---------         ---------
Other Assets
Deferred distribution fees and other                                                    5,979             7,781
                                                                                        -----             -----
Total other assets                                                                      5,979             7,781
                                                                                        -----             -----
Total assets                                                                       $5,183,282        $4,628,353
                                                                                   ==========        ==========

Balance Sheets, Dec. 31, (continued)

Liabilities and Stockholder's Equity (in thousands, except share amounts)           2002               2001
Liabilities
Certificate Reserves (note 5):
     Installment certificates:
        Reserves to mature                                                    $  168,957         $  193,175
        Additional credits and accrued interest                                    3,988              5,082
        Advance payments and accrued interest                                        564                645
        Other                                                                         34                 33
     Fully paid certificates:
        Reserves to mature                                                     4,277,348          3,900,824
        Additional credits and accrued interest                                   42,311             59,948
     Due to unlocated certificate holders                                            170                219
                                                                                     ---                ---
Total certificate reserves                                                     4,493,372          4,159,926
                                                                               ---------          ---------
Accounts Payable and Accrued Liabilities:
     Due to Parent (note 7)                                                          887                878
     Due to Parent for federal income taxes                                        3,908              1,774
     Due to other affiliates (note 7)                                                690                587
     Deferred federal income taxes, net (note 8)                                  29,556                404
     Payable for investment securities purchased                                 263,658            163,507
     Other (notes 9 and 10)                                                       31,822             38,272
                                                                                  ------             ------
Total accounts payable and accrued liabilities                                   330,521            205,422
                                                                                 -------            -------
Total liabilities                                                              4,823,893          4,365,348
                                                                               ---------          ---------
Commitments (note 4)
                                                                               ---------          ---------
Stockholder's Equity (notes 5 and 6)
Common stock, $10 par -- authorized and issued 150,000 shares                      1,500              1,500
Additional paid-in capital                                                       373,844            383,844
Retained earnings (deficit):
     Appropriated for predeclared additional credits/interest                        811              1,123
     Appropriated for additional interest on advance payments                         15                 15
     Unappropriated                                                             (100,142)          (146,593)
Accumulated other comprehensive income -- net of tax (note 1)                     83,361             23,116
                                                                                  ------             ------
Total stockholder's equity                                                       359,389            263,005
                                                                                 -------            -------
Total liabilities and stockholder's equity                                    $5,183,282         $4,628,353
                                                                              ==========         ==========

See notes to financial statements.

Statements of Operations

Year ended Dec. 31, (In thousands)                                                      2002           2001          2000
Investment Income
Interest income from unaffiliated investments:
    Bonds and notes                                                                 $227,609       $214,534      $204,923
    Mortgage loans on real estate and other loans                                     27,719         25,133        26,675
    Certificate loans                                                                  1,095          1,293         1,471
Dividends                                                                              9,949         19,986        32,478
Other                                                                                    980            577           559
                                                                                         ---            ---           ---
Total investment income                                                              267,352        261,523       266,106
                                                                                     -------        -------       -------
Investment Expenses
Parent and affiliated company fees (note 7):
    Distribution                                                                      29,762         30,924        31,209
    Investment advisory and services                                                   9,980          9,248         8,779
    Transfer agent                                                                     3,203          3,161         3,300
    Depository                                                                           321            285           254
Options (note 9)                                                                      36,421         39,510        43,430
Repurchase agreements                                                                     --             52           124
Interest rate swap agreements (note 9)                                                 9,780         17,616            17
Other                                                                                    360            432           410
                                                                                         ---            ---           ---
Total investment expenses                                                             89,827        101,228        87,523
                                                                                      ------        -------        ------
Net investment income before provision for certificate
    reserves and income tax (expense) benefit                                        177,525        160,295       178,583
                                                                                     -------        -------       -------
Provision for Certificate Reserves (notes 5 and 9)
According to the terms of the certificates:
    Provision for certificate reserves                                                 7,888         10,321        12,599
    Interest on additional credits                                                       543            597           714
    Interest on advance payments                                                          19             34            33
Additional credits/interest authorized by AECC:
    On fully paid certificates                                                        88,201        138,020       134,633
    On installment certificates                                                        4,757          7,559         8,483
                                                                                       -----          -----         -----
Total provision for certificate reserves before reserve recoveries                   101,408        156,531       156,462
Reserve recoveries from terminations prior to maturity                                (1,156)        (1,144)       (1,001)
                                                                                      ------         ------        ------
Net provision for certificate reserves                                               100,252        155,387       155,461
                                                                                     -------        -------       -------
Net investment income before income tax (expense) benefit                             77,273          4,908        23,122
Income tax (expense) benefit (note 8)                                                (24,866)         3,348           (14)
                                                                                     -------          -----           ---
Net investment income                                                                 52,407          8,256        23,108
                                                                                      ------          -----        ------
Net realized loss on investments
Securities of unaffiliated issuers before income tax benefit                          (9,899)       (92,375)      (10,110)
                                                                                      ------        -------       -------
Income tax benefit (expense) (note 8):
    Current                                                                           (5,742)        36,320          (537)
    Deferred                                                                           9,373         (3,989)        4,076
                                                                                       -----         ------         -----
Total income tax benefit                                                               3,631         32,331         3,539
Net realized loss on investments                                                      (6,268)       (60,044)       (6,571)
                                                                                      ------        -------        ------
Cumulative effect of accounting change
    (net of income tax benefit of $214)                                                   --           (397)           --
                                                                                      ------        -------        ------
Net income (loss)                                                                   $ 46,139       $(52,185)     $ 16,537
                                                                                    ========       ========      ========

See notes to financial statements.

Statements of Comprehensive Income
Year ended Dec. 31, (In thousands)                                                    2002           2001          2000

Net income (loss)                                                                   $ 46,139       $(52,185)      $16,537
                                                                                    --------       --------       -------
Other comprehensive income net of tax (note 1)
Cumulative effect of accounting change (note 1)                                           --         (2,187)           --
Unrealized gains on available-for-sale securities:
    Unrealized holding gains arising during year                                      99,188         19,959        21,840
    Income tax expense                                                               (34,716)        (6,986)       (7,644)
                                                                                     -------         ------        ------
    Net unrealized holding gains arising during the period                            64,472         12,973        14,196
    Reclassification adjustment for (gains) losses
       included in net income (loss)                                                  (8,142)       101,754        (1,417)
    Income tax expense (benefit)                                                       2,850        (35,614)          496
                                                                                       -----        -------           ---
    Net reclassification adjustment for (gains) losses
       included in net income (loss)                                                  (5,292)        66,140          (921)
                                                                                      ------         ------          ----
Net unrealized gains on available-for-sale securities                                 59,180         79,113        13,275
Unrealized losses on interest rate swaps:
    Unrealized losses arising during the period                                       (8,141)       (19,683)           --
    Income tax benefit                                                                 2,849          6,889            --
                                                                                       -----          -----          ----
    Net unrealized holding losses arising during the period                           (5,292)       (12,794)           --
                                                                                      ------        -------          ----
    Reclassification adjustment for losses
       included in net income (loss)                                                   9,780         17,616            --
    Income tax benefit                                                                (3,423)        (6,166)           --
                                                                                      ------         ------          ----
    Net reclassification adjustment for losses
       included in net income (loss)                                                   6,357         11,450            --
                                                                                       -----         ------          ----
Net unrealized gains (losses) on interest rate swaps                                   1,065         (1,344)           --
Net other comprehensive income                                                        60,245         75,582        13,275
                                                                                      ------         ------        ------
Total comprehensive income                                                          $106,384       $ 23,397       $29,812
                                                                                    ========       ========       =======

See notes to financial statements.

Statements of Stockholder's Equity

Year ended Dec. 31, (In thousands)                                                      2002           2001          2000
Common Stock
Balance at beginning and end of year                                               $   1,500      $   1,500      $  1,500
                                                                                   ---------      ---------      --------
Additional Paid-in Capital
Balance at beginning of year                                                       $ 383,844      $ 143,844      $143,844
(Return of capital to) contribution from Parent                                      (10,000)       240,000            --
                                                                                     -------        -------
Balance at end of year                                                             $ 373,844      $ 383,844      $143,844
                                                                                   =========      =========      ========
Retained Earnings
Appropriated for predeclared additional credits/interest (note 5)
Balance at beginning of year                                                       $   1,123      $   2,684      $  2,879
Transferred to unappropriated retained earnings                                         (312)        (1,561)         (195)
                                                                                        ----         ------          ----
Balance at end of year                                                             $     811      $   1,123      $  2,684
                                                                                   ---------      ---------      --------
Appropriated for additional interest on advance payments (note 5)
Balance at beginning of year                                                       $      15      $      15      $     10
Transferred from unappropriated retained earnings                                         --             --             5
                                                                                   ---------      ---------      --------
Balance at end of year                                                             $      15      $      15      $     15
                                                                                   ---------      ---------      --------
Unappropriated (note 6)
Balance at beginning of year                                                       $(146,593)     $  70,937      $ 59,210
Net income (loss)                                                                     46,139        (52,185)       16,537
Transferred from appropriated retained earnings                                          312          1,561           190
Capital dividends declared                                                                --       (166,906)           --
Cash dividends declared                                                                   --             --        (5,000)
                                                                                   ---------      ---------      --------
Balance at end of year                                                             $(100,142)     $(146,593)     $ 70,937
                                                                                   =========      =========      ========
Accumulated other comprehensive income -- net of tax (note 1)
Balance at beginning of year                                                       $  23,116      $ (52,466)     $(65,741)
Net other comprehensive income                                                        60,245         75,582        13,275
                                                                                      ------         ------        ------
Balance at end of year                                                             $  83,361      $  23,116      $(52,466)
                                                                                   ---------      ---------      --------
Total stockholder's equity                                                         $ 359,389      $ 263,005      $166,514
                                                                                   =========      =========      ========

See notes to financial statements.

Statements of Cash Flows

Year ended Dec. 31, (In thousands)                                                    2002           2001          2000
Cash Flows from Operating Activities
Net income (loss)                                                                $    46,139    $   (52,185)  $    16,537
Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Cumulative effect of accounting change, net of tax (note 1)                           --            397            --
    Net provision for certificate reserves                                           100,252        155,387       155,461
    Interest income added to certificate loans                                          (738)          (820)         (914)
    Amortization of premiums/discounts -- net                                         (2,426)        (1,483)       42,192
    Provision for deferred federal income taxes                                       (3,288)        (9,793)        4,940
    Net realized loss on investments before income taxes                               9,899         92,375        10,110
    Decrease (increase) in dividends and interest receivable                           4,184          9,603        (6,317)
    Decrease in deferred distribution fees                                             1,802          1,525         2,946
    Decrease (increase) in other assets                                               13,990          4,622        (7,016)
    Increase (decrease) in other liabilities                                          14,848         14,001        (2,823)
                                                                                      ------         ------        ------
Net cash provided by operating activities                                            184,662        213,629       215,116
                                                                                     -------        -------       -------
Cash Flows from Investing Activities Maturity and redemption of investments:
    Held-to-maturity securities                                                           --             --       138,150
    Available-for-sale securities                                                  1,111,493        704,877       447,643
    Other investments                                                                 88,437         30,307        68,877
Sale of investments:
    Held-to-maturity securities                                                           --             --         8,836
    Available-for-sale securities                                                    884,524        969,308       312,612
    Other investments                                                                 11,166             --            --
Certificate loan payments                                                              2,919          3,127         3,399
Purchase of investments:
    Held-to-maturity securities                                                           --             --          (161)
    Available-for-sale securities                                                 (2,128,914)    (2,274,412)   (1,250,487)
    Other investments                                                               (233,075)       (54,927)      (49,460)
Certificate loan fundings                                                             (2,085)        (2,830)       (3,197)
                                                                                      ------         ------        ------
Net cash used in investing activities                                               (265,535)      (624,550)     (323,788)
                                                                                    --------       --------      --------

Statements of Cash Flows (continued)

Year ended Dec. 31, (In thousands)                                                   2002           2001          2000
Cash Flows from Financing Activities
Payments from certificate owners                                                 $ 2,031,414    $ 1,919,769   $ 1,667,475
Proceeds from repurchase agreements                                                       --            500            --
Certificate maturities and cash surrenders                                        (1,788,995)    (1,734,742)   (1,517,178)
Payments under repurchase agreements                                                      --           (500)      (25,000)
(Return of capital to) contribution from parent                                      (10,000)       240,000            --
Dividends paid                                                                            --             --        (5,000)
                                                                                     -------        -------       -------
Net cash provided by financing activities                                            232,419        425,027       120,297
                                                                                     -------        -------       -------
Net increase in cash and cash equivalents                                            151,546         14,106        11,625
Cash and cash equivalents at beginning of year                                        72,817         58,711        47,086
                                                                                      ------         ------        ------
Cash and cash equivalents at end of year                                         $   224,363    $    72,817   $    58,711
                                                                                 ===========    ===========   ===========
Supplemental Disclosures Including Non-cash Transactions
Cash paid for income taxes                                                       $    22,233    $        --   $     2,558
Certificate maturities and surrenders through
    loan reductions                                                                    3,097          4,263         4,060
                                                                                       -----          -----         -----

See notes to financial statements.

Notes to Financial Statements

(In thousands unless indicated otherwise)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

American Express Certificate Company (AECC), is a wholly-owned subsidiary of American Express Financial Corporation (Parent), which is a wholly-owned subsidiary of American Express Company. AECC is registered as an investment company under the Investment Company Act of 1940 ("the 1940 Act") and is in the business of issuing face-amount investment certificates. Face-amount certificates issued by AECC entitle the certificate owner to receive at maturity a stated amount of money and interest or credits declared from time to time by AECC, at its discretion. The certificates issued by AECC are not insured by any government agency. AECC's certificates are sold primarily by American Express Financial Advisor Inc.'s (AEFA) (an affiliate) field force operating in 50 states, the District of Columbia and Puerto Rico. The Parent acts as investment advisor for AECC.

AECC currently offers ten types of certificates with specified maturities ranging from 10 to 20 years. Within their specified maturity, most certificates have interest rate terms of one- to 36-months. In addition, three types of certificates have interest tied, in whole or in part, to any upward movement in a broad-based stock market index. Except for two types of certificates, all of the certificates are available as qualified investments for Individual Retirement Accounts or 401(k) plans and other qualified retirement plans.

AECC's gross income is derived primarily from interest and dividends generated by its investments. AECC's net income is determined by deducting from such gross income its provision for certificate reserves, and other expenses, including taxes, the fee paid to Parent for investment advisory and other services, and the distribution fees paid to AEFA.

Basis of financial statement presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States. AECC uses the equity method of accounting for its wholly-owned unconsolidated subsidiary, which is the method prescribed by the Securities and Exchange Commission (SEC) for non-investment company subsidiaries. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the year then ended. Actual results could differ from those estimates.

Fair values of financial instruments

The fair values of financial instruments disclosed in the notes to financial statements are estimates based upon current market conditions and perceived risks, and require varying degrees of management judgment.

Interest Income

Interest income is accrued as earned using the effective interest method, which makes an adjustment for security premiums and discounts, so that the related security recognizes a constant rate of return on the outstanding balance throughout its term.

Preferred stock dividend income

AECC recognizes dividend income from cumulative redeemable preferred stocks with fixed maturity amounts on an accrual basis similar to that used for recognizing interest income on debt securities. Dividend income from perpetual preferred stock is recognized on an ex-dividend basis.

Cash and cash equivalents

Cash equivalents are carried at amortized cost, which approximates fair value. AECC has defined cash and cash equivalents as cash in banks and highly liquid investments with a maturity of three months or less at acquisition and are not interest rate sensitive.

Investment securities

Debt securities and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component, net of deferred income taxes, in Accumulated other comprehensive income (loss) in Stockholder's Equity.

The basis for determining cost in computing realized gains and losses on securities is specific identification. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. AECC also considers the extent to which cost exceeds fair value, the duration of time of that decline and management's judgment as to the issuer's current and prospective financial condition. The charges are reflected in the Net realized loss on investments within the Statement of Operations.

First mortgage loans on real estate and other loans

Mortgage and other loans reflects principal amounts outstanding less reserves for losses, which is the basis for determining any realized gains or losses. The estimated fair value of the mortgage loans on real estate is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities. The fair value of the other loans represents market prices or estimated fair values when quoted prices are not available.

The reserve for losses is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate or the fair value of collateral. Additionally, the level of the reserve account is determined based on several factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for loan losses, and believes it is adequate to absorb estimated losses in the portfolio.

AECC generally stops accruing interest on mortgage loans on real estate for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Certificates

Investment certificates may be purchased either with a lump-sum payment or by installment payments. Certificate owners are entitled to receive at maturity a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves accumulate interest at specified percentage rates as declared by AECC. Reserves also are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves. The payment distribution, reserve accumulation rates, cash surrender values, reserve values and other matters are governed by the 1940 Act.

Deferred distribution fee expense

On certain series of certificates, distribution fees are deferred and amortized over the estimated lives of the related certificates, which is approximately 10 years. Upon surrender prior to maturity, unamortized deferred distribution fees are recognized in expense and any related surrender charges are recognized as a reduction in Provision for certificate reserves.

Federal income taxes

AECC's taxable income or loss is included in the consolidated federal income tax return of American Express Company. AECC provides for income taxes on a separate return basis, except that, under an agreement between Parent and American Express Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent and its subsidiaries that the Parent will reimburse a subsidiary for any tax benefits recorded.

Accounting developments

Effective Jan. 1, 2001, AECC adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which establishes the accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. Those derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation, based upon the exposure being hedged. The adoption of SFAS No. 133 on Jan. 1, 2001, resulted in a cumulative after-tax reduction of $397 and $2,187 to earnings and other comprehensive income (OCI), respectively. See note 9 for further discussion of the Company's derivative and hedging activities.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs). The accounting provisions and expanded disclosure requirements for VIEs existing at Dec. 31, 2002, are fully effective for reporting periods beginning after June 15, 2003. An entity shall be subject to consolidation according to the provisions of FIN 46, if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) as a group, the holders of the equity investment at risk lack (a) direct or indirect ability to make decisions about an entity's activities; (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual return of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

It is likely that AECC will disclose additional information about VIE's when FIN 46 becomes effective in the third quarter of 2003. The entity primarily impacted by FIN 46 relates to a secured loan trust (SLT) for which AECC has a 33% ownership interest. The SLT provides returns to investors primarily based on the performance of an underlying portfolio of high-yield loans. AECC's pro rata return is based on the performance of up to $125,000 of high yield loans. Currently, the underlying portfolio consists of $114,472 in high-yield loans which have a market value of $103,739. The SLT has an adjusted cost basis of $26,593. AECC continues to evaluate other relationships and interest in entities that may be considered VIEs. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.

2. DEPOSIT OF ASSETS AND MAINTENANCE OF QUALIFIED ASSETS

Under the provisions of its certificates and the 1940 Act, AECC was required to have Qualified Assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $4,492,725 and $4,152,437 at Dec. 31, 2002 and 2001,
respectively. AECC had Qualified Assets of $4,778,592 and $4,413,104 at Dec. 31, 2002 and 2001, respectively, excluding net unrealized appreciation on Available-for-sale securities of $135,010 and $43,962 at Dec. 31, 2002 and 2001, respectively, and Payable for investment securities purchased of $263,658 and $163,507 at Dec. 31, 2002 and 2001, respectively.

Qualified Assets are valued in accordance with such provisions of Minnesota Statutes as are applicable to investments of life insurance companies. These values are the same as financial statement carrying values, except for debt securities classified as available-for-sale and all marketable equity securities, which are carried at fair value in the financial statements but are valued at amortized cost for qualified asset and deposit maintenance purposes.

Pursuant to provisions of the certificates, the 1940 Act, the central depository agreement and requirements of various states, qualified assets of AECC were deposited as follows:

                                                                            Dec. 31, 2002
                                                                               Required
                                                            Deposits           deposits       Excess
Deposits to meet certificate liability requirements:
   States                                                   $      362       $      318      $     44
   Central Depository                                        5,031,924        4,472,886       559,038
                                                             ---------        ---------       -------
Total                                                       $5,032,286       $4,473,204      $559,082
                                                            ----------       ----------      --------

                                                                             Dec. 31, 2001
                                                                               Required
                                                            Deposits           deposits       Excess
Deposits to meet certificate liability requirements:
   States                                                   $      361       $      318      $     43
   Central Depository                                        4,547,283        4,129,056       418,227
                                                             ---------        ---------       -------
Total                                                       $4,547,644       $4,129,374      $418,270
                                                            ----------       ----------      --------


The assets on deposit at Dec. 31, 2002 and 2001 consisted of securities and other loans having a deposit value of $4,608,914 and $3,955,748, respectively; mortgage loans on real estate of $338,924 and $343,434, respectively, and other assets of $84,448 and $248,462, respectively.

American Express Trust Company is the central depository for AECC. See note 7.

3. INVESTMENTS IN SECURITIES

Fair values of investments in securities represent market prices or estimated fair values when quoted prices are not available. Estimated fair values are determined by using established procedures involving, among other things, review of market indexes, price levels of current offerings and comparable issues, price estimates, estimated future cash flows, and market data from independent brokers. The procedures are reviewed annually by management and the Board of Directors.

Because of changes to the rules for hedging investments, the transition provisions of SFAS No. 133, as amended, permitted held-to-maturity securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to be reclassified at the date of adoption to available-for-sale or trading. AECC reclassified all held-to-maturity securities to available-for-sale upon adoption as of Jan. 1, 2001.

A summary of Available-for-sale securities at Dec. 31, is as follows:

                                                                        2002
                                                              Gross            Gross
                                             Amortized     unrealized       unrealized        Fair
                                               cost           gains           losses          value
U.S. Government and agency obligations     $      362      $     37         $    --      $      399
Mortgage and asset-backed securities        2,938,348        94,528           1,728       3,031,148
Structured investments                         33,470         2,175              --          35,645
State and municipal obligations                 9,424           385              --           9,809
Corporate debt securities                   1,172,446        53,394          15,540       1,210,300
Stated maturity preferred stock                82,554         1,876             383          84,047
Perpetual preferred stock                      17,782           266              --          18,048
                                           ----------      --------         -------      ----------
Total                                      $4,254,386      $152,661         $17,651      $4,389,396
                                           ----------      --------         -------      ----------

                                                                       2001
                                                              Gross            Gross
                                             Amortized     unrealized       unrealized        Fair
                                               cost           gains           losses          value

U.S. Government and agency obligations     $      361       $    24         $    --      $      385
Mortgage and asset-backed securities        2,136,070        23,121          10,059       2,149,132
Structured investments                         59,586           582           2,613          57,555
State and municipal obligations                10,893           563              --          11,456
Corporate debt securities                   1,623,612        38,078          10,379       1,651,311
Stated maturity preferred stock               168,963         4,489             150         173,302
Perpetual preferred stock                      30,282           454             320          30,416
Common stock                                      172           172              --             344
                                           ----------       -------         -------      ----------
Total                                      $4,029,939       $67,483         $23,521      $4,073,901
                                           ----------       -------         -------      ----------

The amortized cost and fair value of Available-for-sale securities, by contractual maturity at Dec. 31, 2002 are shown below. Cash flows may differ from contractual maturities because issuers may call or prepay obligations.

                                            Amortized       Fair
                                              cost          value
Due within one year                        $  212,117    $  214,421
Due from one to five years                    869,934       911,737
Due from five to ten years                    204,791       203,097
Due in more than ten years                     11,414        10,945
                                               ------        ------
                                            1,298,256     1,340,200
Mortgage and asset-backed securities        2,938,348     3,031,148
Perpetual preferred stock                      17,782        18,048
                                               ------        ------
Total                                      $4,254,386    $4,389,396
                                           ----------    ----------

During the years ended Dec. 31, 2002 and 2001, there were no securities classified as trading securities.

The proceeds from sales of Available-for-sale securities and the gross realized gains and gross realized losses on those sales during the years ended Dec. 31, were as follows:

                                                 2002          2001         2000
Proceeds                                     $887,194    $1,694,615     $312,728
Gross realized gains                           23,394        20,679        4,447
Gross realized losses                          15,741        83,932        3,136
                                               ------        ------        -----

During the years ended Dec. 31, 2002, 2001 and 2000, AECC also recognized losses of $15,789, $27,932, and $11,413, respectively, due to declines in the fair value of corporate debt or structured available-for-sale securities that were other-than-temporary. These amounts are reflected in Net realized loss on investments in the Statements of Operations.

Sales of Held-to-maturity securities, due to credit concerns and acceptance of a tender offer during the year ended Dec. 31, 2000 was as follows:

                                                 2002          2001         2000
Amortized cost                                    $--           $--       $9,015
Gross realized gains                               --            --           94
Gross realized losses                              --            --          273
                                               ------        ------        -----

Investments in securities with fixed maturities comprised 83% and 88% of AECC's total invested assets at Dec. 31, 2002 and 2001, respectively. Securities are rated by Moody's and Standard & Poors (S&P), or by Parent's internal analysts, using criteria similar to Moody's and S&P, when a public rating does not exist. Ratings are presented using S&P's convention and if the two agency's ratings differ, the lower rating is used. A summary of investments in securities with fixed maturities, at amortized cost, by rating of investment is as follows:

Rating                              2002              2001
AAA                                  69%              60%
AA                                    1                2
A                                    11               12
BBB                                  16               24
Below investment grade                3                2
                                    ---              ---
Total                               100%             100%
                                    ---              ---

Of the securities rated AAA, 94% and 88% at Dec. 31, 2002 and 2001, respectively, are U.S. Government Agency mortgage-backed securities that are not rated by a public rating agency. At Dec. 31, 2002 and 2001, approximately 9% and 11%, respectively, of securities with fixed maturities, other than U.S. Government Agency mortgage-backed securities, are rated by Parent's internal analysts.

At Dec. 31, 2002 and 2001 no one issuer, other than U.S. Government Agency mortgage-backed securities, is greater than 1% of AECC's total investment in securities with fixed maturities.

AECC reserves freedom of action with respect to its acquisition of restricted securities that offer advantageous and desirable investment opportunities. In a private negotiation, AECC may purchase for its portfolio all or part of an issue of restricted securities. Since AECC would intend to purchase such securities for investment and not for distribution, it would not be "acting as a distributor" if such securities are resold by AECC at a later date.

The fair values of restricted securities are determined by the board of directors using the procedures and factors as described previously.

In the event AECC were to be deemed to be a distributor of the restricted securities, it is possible that AECC would be required to bear the costs of registering those securities under the Securities Act of 1933, although in most cases such costs would be incurred by the issuer of the restricted securities.

AECC's net losses in 2001 were primarily composed of a $36.9 million loss to recognize the impact of higher default assumptions used to determine impairment on rated structured investments and a $57.1 million loss on high-yield securities. The write-downs of these investments were associated with the company's decision to reduce the Company's holdings of high-yield investments and rebalance the fixed maturity investment portfolio towards higher quality, less volatile holdings.

4. INVESTMENTS IN FIRST MORTGAGE LOANS ON REAL ESTATE AND OTHER LOANS

During the years ended Dec. 31, 2002 and 2001, AECC held no investments in impaired mortgage or other loans. During 2000, the average recorded investment in impaired loans was $195.

AECC recognized $13 of interest income related to impaired mortgage and other loans for the year ended Dec. 31, 2000.

The reserve for loss on mortgage loans and other loans increased to $4,223 on Dec. 31, 2002, from $1,935 at Dec. 31, 2001 and $744 at Dec. 31, 2000.

At Dec. 31, 2002 and 2001, approximately 7% and 8%, respectively, of AECC's invested assets were First mortgage loans on real estate. A summary of First mortgage loans on real estate by region and property type at Dec. 31, is as follows:

Region                              2002              2001
South Atlantic                       18%              20%
West North Central                   15               17
East North Central                   13               15
Mountain                             13               17
West South Central                   17               13
Pacific                              12                9
New England                           6                4
Middle Atlantic                       6                5
                                    ---              ---
Total                               100%             100%
                                    ---              ---

Property Type                       2002              2001
Office buildings                     41%              29%
Retail/shopping centers              20               24
Apartments                           14               17
Industrial buildings                 15               14
Other                                10               16
                                    ---              ---
Total                               100%             100%
                                    ---              ---

The carrying amounts and fair values of First mortgage loans on real estate and other loans at Dec. 31 are below. The fair values for first mortgage loans on real estate are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar maturities. The fair value of other loans represents market prices or estimated fair values when quoted prices are not available.

                                                       2002                            2001
                                             Carrying          Fair        Carrying            Fair
                                               amount         value          amount           value
First mortgage loans on real estate          $342,147      $366,198        $345,369        $348,873
Other loans                                   114,319       111,550              --              --
Reserve for losses                             (4,223)           --          (1,935)             --
                                             --------      --------        --------        --------
Net first mortgage and other loans           $452,243      $477,748        $343,434        $348,873
                                             --------      --------        --------        --------

At Dec. 31, 2002 and 2001, commitments for fundings of first mortgage loans on real estate, at market interest rates, aggregated $13,400 and $7,100, respectively. AECC holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. AECC employs policies and procedures to ensure the creditworthiness of the borrowers and that funds will be available on the funding date. AECC's first mortgage loans on real estate fundings are restricted to 80% or less of the market value of the real estate at the time of the loan funding. Management believes there is no fair value for these commitments.

5. CERTIFICATE RESERVES

Reserves maintained on outstanding certificates have been computed in accordance with the provisions of the certificates and Section 28 of the 1940 Act. The average rates of accumulation on certificate reserves at Dec. 31, were as follows:

                                                             2002
                                                            Average     Average
                                                             gross    additional
                                               Reserve   accumulation   credit
                                               balance       rate        rate
Installment certificates:
Reserves to mature:
  With guaranteed rates                     $   12,663      3.50%       .50%
  Without guaranteed rates (A)                 156,294         --       1.04
Additional credits and accrued interest          3,988       3.20         --
Advance payments and accrued interest (B)          564       3.30        .18
Other                                               34         --         --
Fully paid certificates:
Reserves to mature:
  With guaranteed rates                         95,941       3.20        .01
  Without guaranteed rates (A) and (C)       4,181,407         --        .73
Additional credits and accrued interest         42,311       3.08         --
Due to unlocated certificate holders               170         --         --
                                            ----------     ------     ------
Total                                       $4,493,372
                                            ----------

                                                             2001
                                                            Average     Average
                                                             gross   a dditional
                                               Reserve   accumulation   credit
                                               balance       rate        rate
Installment certificates:
Reserves to mature:
  With guaranteed rates                     $   14,367      3.50%       .50%
  Without guaranteed rates (A)                 178,808         --       3.94
Additional credits and accrued interest          5,082       3.18         --
Advance payments and accrued interest (B)          645       3.26        .21
Other                                               33         --         --
Fully paid certificates:
Reserves to mature:
  With guaranteed rates                        104,025       3.20        .24
  Without guaranteed rates (A) and (C)       3,796,799         --       2.71
Additional credits and accrued interest         59,948       3.12         --
Due to unlocated certificate holders               219         --         --
                                            ----------     ------     ------
Total                                       $4,159,926
                                            ----------

A) There is no minimum rate of accrual on these reserves. Interest is declared periodically, quarterly or annually, in accordance with the terms of the separate series of certificates.

B) Certain series of installment certificates guarantee accrual of interest on advance payments at an average of 3.26%. AECC has increased the rate of accrual to 4.00% through April 30, 2004. An appropriation of retained earnings of $15 has been made, which represents the estimated additional accrual that will result from the increase granted by AECC.

C) American Express Stock Market Certificate, American Express Market Strategy Certificate and American Express Equity Indexed Savings Certificate enable the certificate owner to participate in any relative rise in a major stock market index without risking loss of principal. Generally the certificates have a term of 52 weeks and may continue for up to 20 successive terms. The reserve balance on these certificates at Dec. 31, 2002 and 2001 was $999,067 and $1,095,531, respectively.

On certain series of single payment certificates, additional interest is predeclared for periods greater than one year. At Dec. 31, 2002, $811 of retained earnings had been appropriated for the predeclared additional interest, which represents the difference between certificate reserves on these series, calculated on a statutory basis, and the reserves maintained per books.

Fair values of certificate reserves with interest rate terms of one year or less approximated the carrying values less any applicable surrender charges. Fair values for other certificate reserves are determined by discounted cash flow analyses using interest rates currently offered for certificates with similar remaining terms, less any applicable surrender charges.

The carrying amounts and fair values of certificate reserves at Dec. 31, consisted of the following:

                                                       2002                          2001
                                             Carrying          Fair        Carrying            Fair
                                               amount         value          amount           value
Reserves with terms of one year or less    $4,007,664    $4,008,793      $3,867,493      $3,872,897
Other                                         485,708       497,689         292,433         301,621
                                              -------       -------         -------         -------
Total certificate reserves                  4,493,372     4,506,482       4,159,926       4,174,518
Unapplied certificate transactions                801           801           2,152           2,152
Certificate loans and accrued interest        (18,824)      (18,824)        (22,054)        (22,054)
                                              -------       -------         -------         -------
Total                                      $4,475,349    $4,488,459      $4,140,024      $4,154,616
                                           ----------    ----------      ----------      ----------

6. DIVIDEND RESTRICTION

Certain series of installment certificates outstanding provide that cash dividends may be paid by AECC only in calendar years for which additional credits of at least one-half of 1% on such series of certificates have been authorized by AECC. This restriction has been removed for 2003 and 2004 by AECC's declaration of additional credits in excess of this requirement.

7. RELATED PARTY TRANSACTIONS ($ NOT IN THOUSANDS)

Investment advisory, joint facilities, technology support and treasury services

The investment advisory and services agreement with Parent provides for a graduated scale of fees equal on an annual basis to 0.750% on the first $250 million of total book value of assets of AECC, 0.650% on the next $250 million, 0.550% on the next $250 million, 0.500% on the next $250 million and 0.107% on the amount in excess of $1 billion. The fee is payable monthly in an amount equal to one-twelfth of each of the percentages set forth above. Excluded from assets for purposes of this computation are first mortgage and other loans, real estate and any other asset on which AECC pays an outside advisory or service fee. The fee paid to AEFC for managing and servicing the other loans is 0.35%.

Distribution services

Fees payable to AEFA on sales of AECC's certificates are based upon terms of agreements giving AEFA the right to distribute the certificates covered under the agreements. The agreements provide for payment of fees over a period of time.

From time to time, AECC may sponsor or participate in sales promotions involving one or more of the certificates and their respective terms. These promotions may offer a special interest rate to attract new clients or retain existing clients. To cover the cost of these promotions, distribution fees paid to AEFA may be lowered. There were no changes to the distribution fees for the promotion of the American Express Flexible Savings Certificate which occurred June 5, 2002 to July 23, 2002. For the promotion of the seven-month interest rate term American Express Flexible Savings Certificate which occurred March 7, 2001 to May 8, 2001 and Oct. 31, 2001 to Dec. 11, 2001, the distribution fee was lowered to 0.030% and 0.017%, respectively.

The Aggregate fees payable under the agreements per $1,000 face amount of installment certificates and a summary of the periods over which the fees are payable are:

                                                                    Number of
                                                                   certificate
                                                                   years over
                                                                      which
                                        Aggregate fees payable     subsequent
                                              First   Subsequent   years' fees
                                     Total    year       years     are payable
On sales effective April 30, 1997   $25.00    $2.50     $22.50          9
                                    -------   -----     ------        ----

Effective April 25, 2001 fees on the American Express Cash Reserve Certificate are paid at a rate of 0.0625% of the purchase price at the time of issuance and 0.0625% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold from April 30, 1997 to April 24, 2001, fees on the American Express Cash Reserve Certificate are paid at a rate of 0.20% of the purchase price at the time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Effective April 26, 2000, fees on the American Express Flexible Savings Certificate are paid at a rate of 0.08% of the purchase price at the time of issuance and 0.08% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold from April 30, 1997 to April 25, 2000, fees were paid at the rate of 0.20% of the purchase price at time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Fees on the American Express Investors Certificate are paid at an annualized rate of 1% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

Fees on the American Express Preferred Investors Certificate are paid at a rate of 0.165% of the initial payment on issue date of the certificate and 0.165% of the certificate's reserve at the beginning of the second and subsequent quarters from issue date.

Effective April 28, 1999, fees on the American Express Stock Market, sold through AEFA, and American Express Market Strategy Certificates are paid at a rate of 0.90%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at the rate of 0.70%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

Effective April 26, 2000, fees on the American Express Stock Market Certificates, sold through American Express Bank International, are paid at a rate of 0.90%. For certificates sold from April 28, 1999 to April 25, 2000, fees were paid at the rate of 1.00%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at a rate of 1.25%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

Fees on the American Express Equity Indexed Savings Certificate are paid at a rate of 1.00% of the initial investment on the first day of each certificate's term and 1.00% of the certificate's reserve at the beginning of each subsequent term.

Depository fees

The basis for computing fees paid or payable to American Express Trust Company for depository services is as follows:

Depository fees paid or payable to American Express Trust Company (an affiliate)
is:
Maintenance charge per account              5 cents per $1,000 of assets on deposit
Transaction charge                          $20 per transaction
Security loan activity:
  Depositary Trust Company receive/deliver  $20 per transaction
  Physical receive/deliver                  $25 per transaction
  Exchange collateral                       $15 per transaction

A transaction consists of the receipt or withdrawal of securities and commercial paper and/or a change in the security position. The charges are payable quarterly except for maintenance, which is an annual fee.

Distribution fees

The basis for computing fees paid or payable to American Express Bank Ltd. (an affiliate) for the distribution of the American Express Special Deposits Certificate on an annualized basis is 1.25% of the reserves maintained for the certificates on an amount from $100,000 to $249,999, 0.80% on an amount from $250,000 to $499,999, 0.65% on an amount from $500,000 to $999,999 and 0.50% on an amount $1,000,000 or more. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid at the end of each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

Transfer agent fees

The basis of computing Transfer agent fees paid or payable to American Express Client Service Corporation (AECSC) (an affiliate) is under a Transfer Agency Agreement effective Jan. 1, 1998. AECSC maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service. Prior to Jan. 1, 1998, AEFC provided this service to AECC under the investment advisory and services agreement.

Dividends

In 2001, AECC paid a $167 million dividend to its parent by transferring at book value certain collateralized debt obligation (CDO) securities owned by the Company. In part, the dividend was paid to allow AEFC to transfer the CDO securities and related accrued interest into a securitization trust.

8. INCOME TAXES

Income tax (expense) benefit as shown in the Statements of Operations for the three years ended Dec. 31, consists of:

                                                                2002             2001          2000
Federal:
   Current                                                   $(24,367)          $26,007       $ 8,586
   Deferred                                                     3,288             9,792        (4,941)
                                                                -----             -----        ------
                                                              (21,079)           35,799         3,645
State                                                            (156)             (120)         (120)
                                                                 ----              ----          ----
Total income tax (expense) benefit                           $(21,235)          $35,679       $ 3,525
                                                             ---------          -------       -------

Income tax (expense) benefit differs from that computed by using the federal statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                                2002             2001          2000
Federal tax (expense) benefit at federal statutory rate       $(23,581)         $30,752       $(4,554)
Dividend exclusion                                               2,462            4,971         8,064
Other, net                                                          40               76           135
                                                                    --               --           ---
Federal tax (expense) benefit                                 $(21,079)         $35,799       $ 3,645
                                                              --------          -------       -------

Deferred income taxes result from the net tax effects of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. Principal components of AECC's Deferred tax assets and Deferred tax liabilities as of Dec. 31, are as follows:

Deferred tax assets                                   2002            2001
Certificate reserves                               $  1,793        $  5,743
Investments                                          14,649          14,269
Purchased/written call options                          689              --
Other, net                                              245             160
                                                        ---             ---
Total deferred tax assets                          $ 17,376         $20,172
                                                   --------         -------
Deferred tax liabilities
Investment unrealized gains, net                   $ 44,720         $12,389
Deferred distribution fees                            2,091           2,721
Purchased/written call options                           --           5,227
Dividends receivable                                     79             196
Return of capital dividends                              42              43
                                                         --              --
Total deferred tax liabilities                       46,932          20,576
                                                     ------          ------
Net deferred tax liabilities                       $(29,556)       $   (404)
                                                   --------        --------

AECC is required to establish a valuation allowance for any portion of the Deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that AECC will realize the benefit of the Deferred tax assets and, therefore, no such valuation allowance has been established.

9. DERIVATIVE FINANCIAL INSTRUMENTS

AECC maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate and equity market volatility. The Company enters into interest rate swaps to manage interest rate sensitivity and enters into options and futures contracts to mitigate the negative effect on earnings that would result from an increase in the equity markets.

AECC is exposed to risk associated with fluctuating interest payments on certain certificate products tied to the London Interbank Offering Rate (LIBOR) as the certificate products reset at shorter intervals than the average maturity of the investment portfolio. AECC's goal is to manage interest rate sensitivity by modifying the repricing characteristics of certificate liabilities so that the interest credited to related investment certificate owners is not adversely affected by movements in interest rates. As a result of interest rate fluctuations, the amount of interest paid on hedged liabilities will positively or negatively impact reported earnings. Income or loss on the derivative instruments that are linked to the hedged liabilities will generally offset the effect of this impact. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

AECC uses interest rate swap contracts to hedge the risk of rising interest rates on a portion of the certificate products. Interest rate swaps generally involve the exchange of fixed and variable rate interest rate payments between two parties, based on a common notional principal amount and maturity date. The Company is required to pay the counterparty to the contracts a stream of fixed interest payments, and in turn, receives a stream of LIBOR-based variable interest payments.

The interest rate swaps qualify for and are designated as cash flow hedges. The effective portions of changes in the fair value of the derivatives are recorded in Other Comprehensive Income (OCI). Amounts are reclassified from OCI to Investment expenses as interest is credited to certificate reserves. The fair value of the interest rate swaps are included in Accounts payable and accrued liabilities on the balance sheet.

For the years ended Dec. 31, 2002 and 2001, AECC recognized no losses on the derivatives as a result of ineffectiveness. AECC reclassified into earnings pretax losses of $9,780 and $17,616 during 2002 and 2001, respectively. An estimated $4,000 of the unrealized losses accumulated in OCI related to derivatives designated as cash flow hedges will be reclassified into earnings by Dec. 31, 2003. This effect will occur at the same time as the Company realizes the benefits of lower market rates of interest on its certificates. The longest period of time over which the Company is hedging exposure to the variability in future cash flows is 26 months.

AECC offers American Express Stock Market Certificates ("SMC") that offer a return based upon the relative change in a major stock market index between the beginning and end of the SMC's term. The SMC product contains an embedded derivative, essentially the equity based return of the certificate, that must be separated from the host contract and accounted for as a derivative instrument per SFAS No. 133. As a result of fluctuations in equity markets, and the corresponding changes in value of the embedded derivative, the amount of expenses incurred by the Company related to SMC will positively or negatively impact reported earnings. As a means of hedging its obligations under the provisions for these certificates, the Company purchases and writes call options on the major market index. The Company views this strategy as a prudent management of equity market sensitivity, such that earnings are not exposed to undue risk presented by changes in equity market levels.

On the same series of certificates, AECC also purchases futures on the major market index to hedge its obligations. The futures are marked-to-market daily and exchange traded, exposing the Company to no counterparty risk.

The options and futures contracts do not receive special hedge accounting under SFAS No. 133. As such, any changes in the fair value of the contracts are taken through earnings. The fair values of the purchased and written call options are included in Other qualified assets and Accounts payable and accrued liabilities, respectively, on the balance sheet. The fair value of the embedded derivatives are included under Certificate reserves. The gains and losses on the options, futures and embedded derivative instruments are recognized in Investment expenses on the statement of operations.

By using derivative instruments, AECC is exposed to credit and market risk. Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. AECC monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral where appropriate.

Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a major market index. AECC manages the market risk associated with interest rate contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. AECC primarily uses derivatives to manage risk and, therefore, the cash flow and income effects of the derivatives are generally inverse to the effects of the underlying hedged transactions.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

AECC discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The fair value of the financial instruments presented may not be indicative of their future fair values. The estimated fair value of certain financial instruments such as Cash and cash equivalents, Receivables for Dividends and interest, and Investment securities sold, Accounts Payable Due to Parent and other affiliates, Payable for investment securities purchased and Other accounts payable and accrued expenses approximate the carrying amounts disclosed in the Balance Sheets.

A summary of fair values of financial instruments as of Dec. 31, is as follows:

                                                             2002                         2001
                                                   Carrying        Fair        Carrying          Fair
                                                     value         value         value           value
Financial assets:
    Assets for which carrying values
       approximate fair values                    $  282,382   $  282,382     $  132,303      $  132,303
    Investment securities (note 3)                 4,389,396    4,389,396      4,073,901       4,073,901
    First mortgage loans on real estate
       and other loans (note 4)                      452,243      477,748        343,434         348,873
    Derivative financial instruments (note 9)         34,403       34,403         48,393          48,393
Financial liabilities:
    Liabilities for which carrying values
       approximate fair values                       306,841      306,841        179,080         179,080
    Certificate reserves (note 5)                  4,475,349    4,488,459      4,140,024       4,154,616
    Derivative financial instruments (note 9)         26,703       26,703         32,558          32,558
                                                  ----------   ----------     ----------      ----------

Quick telephone reference*

(800) 862-7919      American Express Easy Access Line

                    Account value, cash transaction information, current rate information (automated response for Touchtone(R) phones only)


(800) 862-7919      American Express Client Service Corporation (AECSC)

                    Withdrawals, transfers, inquiries

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                    For the hearing impaired


* You may experience delays when call volumes are high.


--------------------------------------------------------------------------------
(logo)
AMERICAN
 EXPRESS(R)
--------------------------------------------------------------------------------

American Express Certificate Company
70100 AXP Financial Center
Minneapolis, MN 55474
Web site address:
http://www.americanexpress.com

Distributed by
American Express
Financial Advisors Inc.

Investment Company Act File #811-00002

                                                                 S-6013 T (4/03)

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 13. Other Expenses of Issuance and Distribution.

                  The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant.

Item 14. Indemnification of Directors and Officers.

                  The By-Laws of IDS Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or is or was serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

                  The By-Laws further provide that indemnification questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect. See also Item 17.

Item 15. Recent Sales of Unregistered Securities.

(a)               Securities Sold

2000          American Express Special Deposits                  29,882,177.00
2001          American Express Special Deposits                  11,585,244.00
2002          American Express Special Deposits                   9,792,888.00

(b)               Underwriters and other purchasers

American  Express  Special  Deposits are marketed by American  Express Bank Ltd.
(AEB), an affiliate of American Express Certificate Company, to private banking clients of AEB in the United Kingdom and Hong Kong.

(c)               Consideration

All American Express Special Deposits were sold for cash. The aggregate offering price was the same as the amount sold in the table above. Aggregate marketing fees to AEB were $807,408.63 in 2000, $549,636.58 in 2001 and $446,326.20 in
2002.

(d)               Exemption from registration claimed

American Express Special Deposits are marketed, pursuant to the exemption in Regulation S under the Securities Act of 1933, by AEB in the United Kingdom and Hong Kong to persons who are not U.S. persons, as defined in Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

(a)      Exhibits

         1. (a) Distribution Agreement dated November 18, 1988, between Registrant and IDS Financial Services Inc., filed electronically as Exhibit 1(a) to the Registration Statement No. 33-26844, for the American Express International Investment Certificate (now called, the IDS Investors Certificate) is incorporated herein by reference.

         2.       Not Applicable.

         3. (a) Certificate of Incorporation, dated December 31, 1977, filed electronically as Exhibit 3(a) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (b) Certificate of Amendment, dated April 2, 1984 filed electronically as Exhibit 3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (c) Certificate of Amendment, dated September 12, 1995, filed electronically as Exhibit 3(c) to Post-Effective Amendment No. 44 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (d) Certificate of Amendment, dated April 30, 1999, filed electronically as Exhibit 3(a) to Registrant's March 31, 1999 Quarterly Report on Form 10-Q is incorporated herein by reference.

            (e) Certificate of Amendment, dated January 28, 2000, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252 is incorporated herein by reference.

            (f) Current By-Laws, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 19 to Registration Statement No. 33-26844, are incorporated herein by reference.

         4.       Not Applicable.

         5. An opinion and consent of counsel as to the legality of the securities being registered, filed electronically as Exhibit 16(a)5 to Post-Effective Amendment No. 24 to Registration Statement No. 2-95577 is incorporated by reference.

         6. through 9. --  None.

         10. (a) Investment Advisory and Services Agreement between Registrant and American Express Financial Corporation dated March 6, 2002, filed electronically as Exhibit 10(a) to Registrant's Post-Effective Amendment No. 51 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (b) Depositary and Custodial Agreement dated September 30, 1985 between IDS Certificate Company and IDS Trust Company, filed electronically as Exhibit 10(b) to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 2-89507, is incorporated herein by reference.

            (c) Foreign Deposit Agreement dated November 21, 1990, between IDS Certificate Company and IDS Bank & Trust, filed electronically as Exhibit 10(h) to Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

            (d) Selling Agent Agreement dated June 1, 1990, between American Express Bank International and IDS Financial Services Inc. for the American Express Investors and American Express Stock Market Certificates, filed electronically as Exhibit 1(c) to the Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

            (e) Second amendment to Selling Agent Agreement between American Express Financial Advisors Inc. and American Express Bank International dated as of May 2, 1995, filed electronically as Exhibit (1) to Registrant's June 30, 1995, Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (f) Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 31 to Registration Statement 2-55252, is incorporated herein by reference.

            (g) Amendment to the Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

            (h) Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and Coutts & Co. (USA) International, filed electronically as Exhibit 1(e) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

            (i)   Consulting  Agreement  dated December 12, 1994,  between IDS
                  Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 16(f) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577 is incorporated herein by reference.

            (j) Letter amendment dated January 9, 1997 to the Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd. filed electronically as Exhibit 10(j) to Post-Effective Amendment No. 40 to Registration Statement No. 2-55252, is incorporated herein by reference.

            (k) Letter amendment dated April 7, 1997 to the Selling Agent Agreement dated June 1, 1990 between American Express Financial Advisors Inc. and American Express Bank International, filed electronically as Exhibit 10 (j) to Post-Effective Amendment No. 14 to Registration Statement 33-26844, is incorporated herein by reference.

            (l) Letter Agreement dated July 28, 1999 amending the Selling Agent Agreement dated June 1, 1990, or a schedule thereto, as amended, between American Express Financial Advisors Inc. (formerly IDS Financial Services Inc.) and American Express Bank International, filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (m) Letter Agreement dated July 28, 1999, amending the Marketing Agreement dated October 10, 1991, or a schedule thereto, as amended, between IDS Certificate Company and American Express Bank Ltd., filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

            (n) Selling Agent Agreement, dated March 10, 1999 between American Express Financial Advisors Inc. and Securities
                  America, Inc., filed electronically as Exhibit 10 (l) to Post-Effective Amendment No. 18 to Registration Statement 33-26844, is incorporated herein by reference.

            (o) Letter Agreement, dated April 10, 2000, amending the Selling Agent Agreement, dated March 10, 1999, between American Express Financial Advisors Inc. and Securities America, Inc., filed electronically as Exhibit 10(o) to Post-Effective Amendment No. 20 to Registration Statement 33-26844, is incorporated herein by reference.

            (p) Form of Selling Dealer Agreement of American Express Financial Advisors Inc., filed electronically as Exhibit 10(o) to Pre-Effective Amendment No. 2 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (q)(1)  Code of  Ethics  under  rule  17j-1  for  Registrant,  filed electronically as Exhibit 10(p)(1) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (q)(2) Code of Ethics under rule 17j-1 for Registrant's investment advisor and principal underwriters, filed electronically as
                  Exhibit 10p(2) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-34982, is incorporated herein by reference.

          (r) Letter of Representations, dated August 22, 2000, between Registrant and The Depository Trust Company, filed electronically as Exhibit 10(r) to Post-Effective Amendment No. 49 to Registration Statement No. 2-55252, is incorporated herein by reference.

      11. through 22. -- None.

      23. Consent of Independent Auditors' Report is filed electronically herewith.

      24.   (a)   Officers'  Power of Attorney  dated March 5, 2003, is filed electronically herewith as Exhibit 24(a).

            (b) Directors' Power of Attorney dated Dec. 4, 2002, is filed electronically herewith as Exhibit 24(b).

      25. through 27. -- None.

(b) The financial statement schedules for American Express Certificate Company (formerly IDS Certificate Company), are filed electronically herewith:

         I.   Investments in Securities of  Unaffiliated  Issuers,  December 31,
              2002.

         II. Investments in and Advances to Affiliates and Income Thereon, December 2002, 2001 and 2000.

         III. Mortgage loans on Real Estate and Interest Earned on Mortgages - Year ended December 31, 2002.

         V.   Qualified Assets on Deposit - December 31, 2002.

         VI.  Certificate Reserves - Year ended December 31, 2002.

         VII. Valuation and Qualifying Accounts - Years ended December 31, 2002, 2001 and 2000.

              Schedule I, Schedule III and Schedule VI for the year ended Dec. 31, 2001 are incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement No. 2-55252 for Series D-1 Investment Certificate. Schedule VI for the year ended Dec. 31, 2000, is incorporated by reference to Post-Effective Amendment No. 49 to Registration Statement No. 2-55252.

Item 17. Undertakings.

             Without limiting or restricting any liability on the part of the other, American Express Financial Advisors Inc. (formerly, IDS Financial Services Inc.), as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. American Express Financial Advisors Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of American Express Financial Advisors Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to
             Indemnification of Officers and Directors as permitted by applicable law.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on March 24, 2003.

AMERICAN EXPRESS CERTIFICATE COMPANY



                                              By: /s/ Paula R. Meyer
                                              -----------------------
                                                      Paula R. Meyer, President


Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities indicated on March 24, 2003.


Signature                          Capacity

/s/ Paula R. Meyer                 President and Director
----------------------             (Principal Executive Officer)
    Paula R. Meyer

/s/ Judd K. Lohmann  *             Treasurer
----------------------             (Principal Financial Officer)
    Judd K. Lohmann

/s/ Philip C. Wentzel*             Vice President and Controller
----------------------             (Principal Accounting Officer)
    Philip C. Wentzel

/s/ Rodney P. Burwell**            Director
-----------------------
    Rodney P. Burwell

/s/ Jean B. Keffeler**             Director
----------------------
    Jean B. Keffeler

/s/ Thomas R. McBurney**           Director
------------------------
    Thomas R. McBurney

/s/ Kent M. Bergene**              Director
---------------------
    Kent M. Bergene

/s/ Walter S. Berman**             Director
----------------------
    Walter S. Berman

/s/ Karen M. Bohn**                Director
-------------------
    Karen M. Bohn

 * Signed pursuant to Officers' Power of Attorney dated March 6, 2002, filed electronically herewith:




/s/ Paula R. Meyer
----------------------
    Paula R. Meyer


** Signed pursuant to Directors' Power of Attorney dated March 6, 2002, filed electronically herewith:




/s/ Paula R. Meyer
----------------------
    Paula R. Meyer